Filed Pursuant to Rule 424(b)(3)
Registration No. 333-260568

PROSPECTUS SUPPLEMENT NO. 1

(To the Prospectus dated November 10, 2021)

UP TO 15,660,417 SHARES OF COMMON STOCK

AND

UP TO 89,627,117 SHARES OF COMMON STOCK

UP TO 6,316,667 REDEEMABLE WARRANTS

OFFERED BY THE SELLING SECURITY HOLDERS

OF

ENJOY TECHNOLOGY, INC.

This prospectus supplement supplements the prospectus, dated November 10, 2021 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-260568). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Amendment to the Current Report on Form 8-K filed with the Securities and Exchange Commission on November 12, 2021 (the “Amended Current Report”). Accordingly, we have attached the Amended Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the issuance by us of an aggregate of up to 15,660,417 shares of our common stock, $0.0001 par value per share (“Common Stock”), which consists of (i) up to 6,316,667 shares of Common Stock that are issuable upon the exercise of 6,316,667 warrants (the “Private Placement Warrants”) originally issued in a private placement in connection with the initial public offering of Marquee Raine Acquisition Corp., a Cayman Islands exempted company (“MRAC” and, after the Domestication, “Enjoy Technology, Inc.”) by the holders thereof and (ii) up to 9,343,750 shares of Common Stock that are issuable upon the exercise of 9,343,750 warrants (the “Public Warrants” and, together with the Private Placement Warrants, the “Warrants”) originally issued in the initial public offering of MRAC by the holders thereof.

The Prospectus and this prospectus supplement also relate to the offer and sale from time to time by the selling securityholders named in the Prospectus (the “Selling Securityholders”) of (i) up to 89,627,117 shares of Common Stock, consisting of (a) up to 8,000,000 PIPE Shares (as defined in the Prospectus), (b) up to 9,343,750 sponsor shares (including 2,201,250 Sponsor Earnout Shares (as defined in the Prospectus)), (c) up to 6,316,667 shares of Common Stock issuable upon the exercise of the Private Placement Warrants, (d) 5,500,906 shares of Common Stock issued pursuant to the Backstop Agreement (as defined in the Prospectus), (e) 450,000 shares of Common Stock issued pursuant to the Equity Fee Agreement (as defined in the Prospectus) and (f) up to 60,015,794 shares of Common Stock pursuant to the Registration Rights Agreement (as defined in the Prospectus), and (ii) up to 6,316,667 Private Placement Warrants.

The Common Stock and Warrants are listed on the Nasdaq Capital Market (the “Nasdaq”) under the ticker symbol “ENJY” for the Common Stock and “ENJYW” for the Warrants. Prior to the Domestication, MRAC’s Class A ordinary shares, par value $0.0001 per share (the “MRAC Class A ordinary shares”) and warrants to purchase MRAC Class A ordinary shares (the “MRAC Warrants”) traded under the ticker symbols “MRAC”, and “MRACW”, respectively, on Nasdaq. On November 11, 2021, the closing sale price of our Common Stock as reported by Nasdaq was $8.25 per share and the closing price of our Warrants was $1.31 per warrant.

This prospectus supplement should be read in conjunction with the Prospectus, including any amendments or supplements thereto, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the Prospectus, including any amendments or supplements thereto, except to the extent that the information in this prospectus supplement updates and supersedes the information contained therein.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements thereto.

Investing in shares of our Common Stock or Warrants involves risks that are described in the “Risk Factors” section beginning on page 10 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this prospectus supplement or the Prospectus or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 12, 2021.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K/A

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 12, 2021 (October 15, 2021)

Enjoy Technology, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-39800	98-1566891
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

3240 Hillview Ave Palo Alto, California	94304
(Address of principal executive offices)	(Zip Code)

(888) 463-6569

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, $0.0001 par value per share	ENJY	The Nasdaq Stock Market LLC
Warrants to purchase common stock	ENJYW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

INTRODUCTORY NOTE

This Amendment No. 1 on Form 8-K/A (this “Amendment No. 1”) amends Item 9.01 of the Current Report on Form 8-K filed by Enjoy Technology, Inc. (the “Company”) on October 22, 2021 (the “Original Report”), in which the Company reported, among other events, the completion of the Business Combination. This Amendment No. 1 amends the financial statements provided under Item 9.01(a) in the Original Report to include the unaudited condensed consolidated financial statements of the Company as of September 30, 2021 and for the three and nine months ended September 30, 2021 and 2020 and the related notes. This Amendment No. 1 does not amend any other item of the Original Report or purport to provide an update or a discussion of any developments at the Company subsequent to the filing date of the Original Report.

Capitalized terms used but not defined herein have the meanings given in the Original Report.

Item 9.01	Financial Statements and Exhibits.

(a) Financial Statements of Business Acquired.

The unaudited condensed financial statements of the Company as of September 30, 2021 and for the three and nine months ended September 30, 2021 and 2020 and related notes are filed herewith as Exhibit 99.1 and incorporated herein by reference.

Also included herewith as Exhibit 99.2 and incorporated herein by reference is the Management’s Discussion and Analysis of Financial Condition and Results of Operations of Enjoy for the three and nine months ended September 30, 2021.

(d) Exhibits.

Exhibit No.	Description

99.1	Unaudited condensed financial statements of Enjoy as of September 30, 2021 and for the three and nine months ended September 30, 2021 and 2020.

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for Enjoy for the three and nine months ended September 30, 2021.

104	Cover Page Interactive Data File, formatted in Inline XBRL (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ENJOY TECHNOLOGY, INC.

Dated: November 12, 2021

	By:	/S/ Fareed Khan
Fareed Khan
Chief Financial Officer

Exhibit 99.1

ENJOY TECHNOLOGY, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except share and per share amounts)

(Unaudited)

	September 30, 2021	December 31, 2020
ASSETS
Current assets:
Cash and cash equivalents	$28,709	$58,452
Restricted cash	5,494	5,494
Accounts receivable, net	2,552	4,544
Prepaid expenses and other current assets	2,527	2,774

Total current assets	39,282	71,264

Property and equipment, net	15,292	14,074
Intangible assets, net	892	967
Other assets	14,422	4,905

Total assets	$69,888	$91,210

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$7,230	$3,222
Accrued expenses and other current liabilities	20,365	17,897
Short-term debt	5,686	2,105
Short-term convertible loans, at fair value (related party carrying value of $0.5 million)	96,302	—

Total current liabilities	129,583	23,224

Long-term debt, net of discount	38,966	41,578
Long-term convertible loans, at fair value (related party carrying value of $20.0 million)	54,715	86,357
Redeemable convertible preferred stock warrant liability	359	806

Total liabilities	223,623	151,965

COMMITMENTS AND CONTINGENCIES (Note 16)
REDEEMABLE CONVERTIBLE PREFERRED STOCK
Redeemable convertible preferred stock, $0.00001 par value, 153,809,943 and 149,856,749 shares authorized, 153,473,639 and 149,520,445 shares issued and outstanding at September 30, 2021 and December 31, 2020, respectively; and aggregate liquidation preference of $377.1 million and $362.1 million as of September 30, 2021 and December 31, 2020, respectively	368,692	353,692
STOCKHOLDERS’ DEFICIT
Common stock, $.00001 par value, 253,953,194, and 250,000,000 shares authorized; 65,653,081 and 62,156,512 shares issued and outstanding at September 30, 2021 and December 31, 2020, respectively	1	1
Additional paid-in capital	48,739	6,601
Accumulated other comprehensive income	563	884
Accumulated deficit	(571,730)	(421,933)

Total stockholders’ deficit	(522,427)	(414,447)

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$69,888	$91,210

The accompanying notes are an integral part of these condensed consolidated financial statements.

ENJOY TECHNOLOGY, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Amounts in thousands, except share and per share amounts)

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Revenue	$18,588	$16,393	$58,798	$42,218
Operating expenses:
Cost of revenue	27,023	17,732	77,049	47,882
Operations and technology	24,179	18,549	64,934	47,173
General and administrative	13,480	8,359	36,378	25,174

Total operating expenses	64,682	44,640	178,361	120,229

Loss from operations	(46,094)	(28,247)	(119,563)	(78,011)
Loss on convertible loans	(7,015)	—	(26,242)	—
Interest expense	(1,441)	(336)	(4,258)	(979)
Interest income	1	36	5	275
Other income (expense), net	82	(164)	378	(738)

Loss before provision for income taxes	(54,467)	(28,711)	(149,680)	(79,453)
Provision for income taxes	(95)	8	117	22

Net loss	$(54,372)	$(28,719)	$(149,797)	$(79,475)

Other comprehensive loss, net of tax
Cumulative translation adjustment	(217)	369	(321)	54

Total comprehensive loss	$(54,589)	$(28,350)	$(150,118)	$(79,421)

Net loss per share, basic and diluted	$(0.83)	$(0.46)	$(2.33)	$(1.29)

Weighted average shares used in computing net loss per share, basic and diluted	65,880,464	61,881,132	64,379,599	61,716,744

The accompanying notes are an integral part of these condensed consolidated financial statements.

ENJOY TECHNOLOGY, INC.

CONDENSED CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(Amounts in thousands, except share amounts)

(Unaudited)

Three Months Ended September 30, 2021
	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balances at June 30, 2021	153,473,639	$368,692	65,230,349	$1	$46,798	$780	$(517,358)	$(469,779)
Issuance of common stock upon exercise of stock options	—	—	422,732	—	291	—	—	291
Stock-based compensation	—	—	—	—	1,650	—	—	1,650
Foreign currency translation adjustments	—	—	—	—	—	(217)	—	(217)
Net loss	—	—	—	—	—	—	(54,372)	(54,372)

Balances at September 30, 2021	153,473,639	$368,692	65,653,081	$1	$48,739	$563	$(571,730)	$(522,427)

Nine Months Ended September 30, 2021
	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balances at December 31, 2020	149,520,445	$353,692	62,156,512	$1	$6,601	$884	$(421,933)	$(414,447)
Issuance of Series C redeemable convertible preferred stock	3,953,194	15,000	—	—	—	—	—	—
Issuance of common stock upon exercise of stock options	—	—	3,496,569	—	1,796	—	—	1,796
Gain on extinguishment of convertible loan	—	—	—	—	36,782	—	—	36,782
Stock-based compensation	—	—	—	—	3,560	—	—	3,560
Foreign currency translation adjustments	—	—	—	—	—	(321)	—	(321)
Net loss	—	—	—	—	—	—	(149,797)	(149,797)

Balances at September 30, 2021	153,473,639	$368,692	65,653,081	$1	$48,739	$563	$(571,730)	$(522,427)

Three Months Ended September 30, 2020
	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balances at June 30, 2020	149,520,445	$353,692	61,855,158	$1	$4,209	$(126)	$(314,905)	$(310,821)
Issuance of common stock upon exercise of stock options	—	—	43,723	—	31	—	—	31
Stock-based compensation	—	—	—	—	466	—	—	466
Foreign currency translation adjustments	—	—	—	—	—	369	—	369
Net loss	—	—	—	—	—	—	(28,719)	(28,719)

Balances at September 30, 2020	149,520,445	$353,692	61,898,881	$1	$4,706	$243	$(343,624)	$(338,674)

Nine Months Ended September 30, 2020
	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balances at December 31, 2019	149,520,445	$353,692	61,354,259	$1	$3,162	$189	$(264,149)	$(260,797)
Issuance of common stock upon exercise of stock options	—	—	544,622	—	204	—	—	204
Stock-based compensation	—	—	—	—	1,340	—	—	1,340
Foreign currency translation adjustments	—	—	—	—	—	54	—	54
Net loss	—	—	—	—	—	—	(79,475)	(79,475)

Balances at September 30, 2020	149,520,445	$353,692	61,898,881	$1	$4,706	$243	$(343,624)	$(338,674)

The accompanying notes are an integral part of these condensed consolidated financial statements.

ENJOY TECHNOLOGY, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

(Unaudited)

	Nine months ended September 30,
	2021	2020
Cash flows from operating activities:
Net loss	$(149,797)	$(79,475)
Adjustments to reconcile net loss to net cash used in operations:
Depreciation and amortization	2,938	2,270
Stock-based compensation	3,560	1,340
Accretion of debt discount	969	260
Revaluation of warrants	(447)	392
Foreign currency transaction loss	89	94
Net amortization of premium on short-term investments	—	36
Loss on convertible loans	26,242	—
Changes in operating assets and liabilities:
Accounts receivable	1,986	8,404
Prepaid expenses and other current assets	238	(24)
Other assets	(1,402)	(382)
Accounts payable	687	(295)
Accrued expenses and other current liabilities	886	3,208

Net cash used in operating activities	(114,051)	(64,172)

Cash flows from investing activities:
Purchases of property and equipment	(2,330)	(5,820)
Purchases of short-term investments	—	(3,226)
Maturities of short-term investments	—	25,700

Net cash (used in) provided by investing activities	(2,330)	16,654

Cash flows from financing activities:
Proceeds from convertible loan	75,200	—
Proceeds from issuance of redeemable convertible preferred stock	15,000	—
Proceeds from exercises of stock options	1,796	204
Proceeds from PPP loan	—	10,000
Payment of TPC loan	—	(3,174)
Payment of deferred transaction costs related to merger	(4,973)	—

Net cash provided by financing activities	87,023	7,030

Effect of exchange rate on cash, cash equivalents and restricted cash	(385)	22
Net decrease in cash, cash equivalents and restricted cash	(29,743)	(40,466)
Cash, cash equivalents and restricted cash, beginning of period	63,946	66,014

Cash, cash equivalents and restricted cash, end of period	$34,203	$25,548

Supplemental disclosure of cash flow information:
Cash paid during the year for interest	$3,239	$933
Supplemental disclosure of non-cash investing and financing activity:
Non-cash interest	$1,019	$46
Property and equipment, net included in accounts payable	$937	$206
Deferred transaction costs included in accounts payable	$1,514	$—
Deferred transaction costs included in accrued expenses	$1,432	$—
Gain on extinguishment of convertible loan	$36,782	$—

The accompanying notes are an integral part of these condensed consolidated financial statements.

ENJOY TECHNOLOGY, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts or as otherwise indicated)

(Unaudited)

1.	DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

Enjoy Technology Inc. (“Enjoy” or the “Company”) was incorporated in the state of Delaware in May 2014, and is headquartered in Palo Alto, California. Enjoy operates mobile stores providing in home delivery, set up and a full shopping experience for premium companies in the United States of America, United Kingdom, and Canada. References herein to Enjoy or the Company mean Enjoy Technology Inc., and its consolidated subsidiaries.

Reorganization – In January 2021, Enjoy Technology, Inc. filed documents with the Delaware Secretary of State to effect a holding company reorganization (the “Reorganization”), which resulted in a newly formed Delaware corporation, Enjoy Technology Holding Company (“Enjoy Holdings”), owning all the capital stock of Enjoy Technology, Inc. Enjoy Holdings was initially a direct, wholly owned subsidiary of Enjoy Technology, Inc. Pursuant to the Reorganization, the newly formed entity (“Merger Sub”), a direct, wholly owned subsidiary of Enjoy Holdings and an indirect, wholly owned subsidiary of Enjoy Technology, Inc., merged with and into Enjoy Technology, Inc., with Enjoy Technology, Inc., surviving as a direct, wholly owned subsidiary of Enjoy Holdings. Each share of each class of Enjoy Technology, Inc., stock issued and outstanding immediately prior to the Reorganization was automatically converted into an equivalent corresponding share of Enjoy Holdings stock, having the same designations, rights, powers and preferences and the qualifications, limitations and restrictions as the corresponding share of Enjoy Technology, Inc., stock being converted. Accordingly, upon consummation of the Reorganization, Enjoy Technology, Inc.’s current stockholders became stockholders of Enjoy Holdings. The stockholders of Enjoy Technology, Inc., did not recognize any gain or loss for U.S. federal income tax purposes upon the conversion of their shares in the Enjoy Holdings. Finally, Enjoy Technology Inc. changed its name to Enjoy Technology LLC while Enjoy Holdings changed its name to Enjoy Technology Inc.

Marquee Raine Acquisition Corp. Merger – On April 28, 2021, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Marquee Raine Acquisition Corp. (“MRAC”, prior to the closing of the merger and the “New Enjoy”, following the closing of the merger), a publicly traded Special Purpose Acquisition Company. On October 15, 2021 (the “Closing Date”), the Company and MRAC consummated the merger transaction contemplated by the Merger Agreement (the “Merger”), following approval at a special meeting of the stockholders of MRAC held on October 13, 2021.

See Note 18, “Subsequent Events” for further details of the Merger.

Basis of Presentation – The condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and the rules and regulations of the Securities and Exchange Commission (“SEC”). The condensed consolidated financial statements include the accounts of Enjoy Technology Inc. and its wholly owned subsidiaries. As permitted for interim reporting, certain footnotes or other financial information that are normally required by U.S. GAAP may be condensed or omitted, unless otherwise required by U.S. GAAP or SEC rules and regulations. These condensed consolidated financial statements were prepared on the same basis as and should be read in conjunction with the Company’s annual consolidated financial statements included the registration statement on Form S-4/A filed by MRAC on September 14, 2021. In the opinion of management, all adjustments, of a normal recurring nature, considered necessary for a fair statement have been included in these condensed consolidated financial statements. All intercompany balances and transactions have been eliminated in consolidation. The results of operations for the nine months ended September 30, 2021 are not necessarily indicative of the results to be expected for the year ending December 31, 2021 or for any other interim period or future year. The condensed consolidated balance sheet as of December 31, 2020 was derived from the audited annual consolidated financial statements but does not include all information required by U.S. GAAP for annual consolidated financial statements.

Reclassifications – The Company reclassified certain costs within each of its operating expense line items in the condensed consolidated statements of operations and comprehensive loss. Prior period amounts have been reclassified to conform to this presentation. These changes have no impact on the Company’s previously reported consolidated net loss and comprehensive loss, cash flows, or basic and diluted net loss per share amounts for the periods presented.

Going Concern – The condensed consolidated financial statements have been prepared assuming the Company will continue as a going concern and do not include any adjustments to reflect the possible future effects of the recoverability and classification of assets, or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Since inception, the Company has incurred losses and cash outflows from operations. During the nine months ended September 30, 2021, the Company incurred net losses of $149.8 million and cash outflows from operations of $114.1 million. As of September 30, 2021, the Company had an accumulated deficit of approximately $571.7 million. The Company has historically financed its operations through the issuance and sale of redeemable convertible preferred stock and through issuance of debt. Management expects that operating losses and negative cash flows from operating activities will continue in the foreseeable future as the Company continues to invest in the expansion of its operations.

The Company’s ultimate success is dependent on its ability to obtain additional financing and generate sufficient cash flow to meet its obligations on a timely basis. The Company’s business will require significant amounts of capital to sustain operations and the Company will need to make the investments it needs to execute its long-term business plans. The Company will need to obtain debt or equity financing, especially if the Company experiences downturns in its business that are more severe or longer than expected. Such additional debt or equity financing may not be available to the Company on favorable terms, if at all.

Management believes there is substantial doubt about the Company’s ability to continue as a going concern as the Company’s present cash flows from operations and the net proceeds received from the Merger (see Note 18) will not enable it to meet its obligations for the twelve months from the date these condensed consolidated financial statements are available to be issued. Management is actively seeking new sources of financing at favorable terms and conditions that will enable the Company to meet its obligations for the twelve months from the date these condensed consolidated financial statements are available to be issued. There is no assurance that management will be successful in raising additional funds.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

There have been no material changes to the Company’s significant accounting policies as of and for the nine months ended September 30, 2021, as compared to the significant accounting policies described in the Company’s audited annual consolidated financial statements as of and for the year ended December 31, 2020.

Recently Adopted Accounting Pronouncements

In June 2018, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2018-07, Compensation – Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting (“ASU 2018-07”). The new standard simplifies the accounting for nonemployee share based payment transactions and specifies that Topic 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor’s own operations by issuing share-based payment awards. The ASU is effective for annual periods beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. On January 1, 2020, the Company adopted ASU 2018-07, which did not materially impact the condensed consolidated financial statements and the related disclosures.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820), which modifies, removes, and adds certain disclosure requirements on fair value measurements based on the FASB Concepts Statement, Conceptual Framework for Financial Reporting—Chapter 8: Notes to Financial Statements. The ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. On January 1, 2020, the Company adopted ASU 2018-13, which did not impact the condensed consolidated financial statements and the related disclosures.

In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitating of the Effects of Reference Rate Reform on Financial Reporting, which provides optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships, and other transactions in which the reference LIBOR or another reference rate is expected to be discontinued as a result of the Reference Rate Reform. This ASU is intended to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting. The standard is effective upon issuance through December 31, 2022 and may be applied at the beginning of the interim period that includes March 12, 2020 or any date thereafter. On March 12, 2020, the Company adopted ASU 2020-04, which did not have a material impact on its condensed consolidated financial statements and related disclosures.

In August 2018, the FASB issued ASU No. 2018-15, Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That is a Service Contract. The new guidance provides for the deferral of implementation costs for cloud computing arrangements and expensing those costs over the term of the cloud services arrangement. The new guidance is effective for fiscal years beginning after December 15, 2020. The Company adopted ASU 2018-15 on January 1, 2021, which did not have a material impact on its condensed consolidated financial statements and related disclosures.

Recently Issued Accounting Pronouncements Not Yet Adopted

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), as amended, which supersedes the guidance in former ASC 840, Leases. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. In June 2020, the FASB issued ASU 2020-05, which defers the effective date of ASU 2016-02 for the Company to fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company will defer the adoption of ASU 2016-02 pursuant to ASU 2020-05 and plans to adopt the new standard on January 1, 2022. The ASU is expected to impact the Company’s condensed consolidated financial statements and related disclosures as it has certain operating lease arrangements for which it is the lessee. The Company is currently in the process of evaluating the impact that the adoption of ASU 2016-02, as amended, will have on its condensed consolidated financial statements and related disclosures.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, and has since issued various amendments including ASU No. 2018-19, ASU No. 2019-04, ASU No. 2019-05, ASU No. 2019-11, and ASU 2020-02. The guidance and related amendments modify the accounting for credit losses for most financial assets and require the use of an expected loss model replacing the currently used incurred loss method. Under this model, entities will be required to estimate the lifetime expected credit loss on such instruments and record an allowance to offset the amortized cost basis of the financial asset, resulting in a net presentation of the amount expected to be collected on the financial asset. The ASU is effective for fiscal years and interim periods within those fiscal years beginning after December 15, 2022, with early adoption permitted. The Company is currently in the process of evaluating the impact that the adoption of ASU 2016-13 will have on its condensed consolidated financial statements and related disclosures. However, the adoption of this ASU is not expected to have a material impact.

In December 2019, the FASB issued ASU No. 2019-12, Simplifying the Accounting for Income Taxes (Topic 740). The amendments in the updated guidance simplify the accounting for income taxes by removing certain exceptions and improving consistent application of other areas of the topic by clarifying the guidance. The new guidance is effective for fiscal years beginning after December 15, 2021 and interim periods within fiscal years beginning after December 15, 2022. Early adoption is permitted. The Company is currently in the process of evaluating the impact the adoption of ASU 2019-12 will have on its condensed consolidated financial statements and related disclosures.

In August 2020, the FASB issued ASU 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. ASU 2020-06 changes how entities account for convertible instruments and contracts in an entity’s own equity and simplifies the accounting for convertible instruments by removing the Beneficial Conversion Feature (“BCF”) and Cash Conversion Feature (“CCF”) separation models required under the current guidance. ASU 2020-06 also removes certain settlement conditions that are required for equity contracts to qualify for equity classification. Lastly, ASU 2020-06 changes the existing diluted earnings per share (“EPS”) calculation for convertible debt that contains a CCF and increases disclosure requirements for convertible instruments. The ASU is effective for public business entities that meet the definition of a SEC filer, for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. For all other entities, the standard will be effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted but no earlier than the fiscal years beginning after December 15, 2020, including interim periods within the fiscal years.

The Company has determined that adoption of ASU 2020-06 will not impact the accounting for its convertible loans since the Company has elected the fair value option as discussed in Note 7 and that the convertible loans were automatically converted to common stock as part of the Merger (see Note 18). Additionally, the changes to the equity classification guidance do not impact the accounting for the warrants outstanding as of September 30, 2021 and December 31, 2020. As such, the adoption of the ASU is not expected to have any financial statements impact.

3.	FAIR VALUE MEASUREMENTS

The following tables summarizes the Company’s assets and liabilities that are measured at fair value on a recurring basis in the condensed consolidated financial statements (in thousands):

	September 30, 2021
	Level 1	Level 2	Level 3	Total
Liabilities:
Redeemable convertible preferred stock warrant liability	$—	$—	$359	$359
Convertible loans			151,017	151,017

Total financial liabilities	$—	$—	$151,376	$151,376

	December 31, 2020
	Level 1	Level 2	Level 3	Total
Liabilities:
Redeemable convertible preferred stock warrant liability	$—	$—	$806	$806
Convertible loan	—	—	86,357	86,357

Total financial liabilities	$—	$—	$87,163	$87,163

For the three and nine months ended September 30, 2021, the Company had no transfers in or out of Level 3 of the fair value hierarchy of its assets measured at fair value.

The carrying amounts of the Company’s cash and cash equivalents, accounts receivable and accounts payable approximate their fair values due to their short maturities. The Company’s Blue Torch and PPP loans are recorded at their net carrying value, which approximates fair value.

4.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following (in thousands):

	September 30, 2021	December 31, 2020
Leasehold improvements	$18,970	$16,512
Furniture and fixtures	2,036	1,438
Office equipment	528	356
Computer equipment	81	81
Vehicles	66	66
Vehicle equipment	283	—

	21,964	18,453
Less: accumulated depreciation	(6,672)	(4,379)

Property and equipment, net	$15,292	$14,074

Total depreciation expense related to property and equipment, net was $1.0 million and $0.9 million for the three months ended September 30, 2021 and 2020, respectively, and $2.9 million and $2.2 million for the nine months ended September 30, 2021 and 2020, respectively. The estimated useful life of vehicle equipment is four years.

5.	INTANGIBLE ASSETS, NET

Intangible assets, net consist of the following (in thousands):

	September 30, 2021	December 31, 2020
Domain Name	$1,500	$1,500
Less: accumulated amortization	(608)	(533)

Intangible assets, net	$892	$967

Total amortization expense was $25 thousand for both the three months ended September 30, 2021, and 2020, respectively, and $75 thousand for both the nine months ended September 30, 2021, and 2020, respectively.

6.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following (in thousands):

	September 30, 2021	December 31, 2020
Accrued salaries and wages	$7,856	$8,088
Deferred rent	4,007	3,876
Accrued payables	5,407	2,774
Accrued tax	1,480	2,210
Accrued vacation and benefits	1,407	813
Accrued other	208	136

Total accrued expenses and other current liabilities	$20,365	$17,897

7.	DEBT

TriplePoint Venture Growth BDC Corporation Loan – In September 2018, the Company entered into a loan and security agreement with TriplePoint Venture Growth BDC Corporation (“TriplePoint”), to provide a term loan of $10.0 million (the “TriplePoint Loan”), subject to certain nonfinancial covenants. The TriplePoint Loan bears interest at a rate of prime plus 5.25%. The principal and interest balances of the loan were repaid in November 2020, using in part, proceeds from the Blue Torch Financing.

The TriplePoint Loan had an effective interest rate of 13.9% for the year ended December 31, 2020. Interest expense for the three and nine months ended September 30, 2020, was $0.3 million and $1.0 million, respectively.

Paycheck Protection Program Loan – In April 2020, the Company was granted a loan under the Paycheck Protection Program offered by the Small Business Administration under the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”), section 7(a)(36) of the Small Business Act (“PPP Loan”) for $10.0 million. The loan was provided by Newtek Small Business Finance, LLC and is evidenced by a promissory note and bears interest at 1% with no payments for the first six months and principal and interest payments thereafter. The loan is scheduled to mature in July 2023 and is subject to partial or full forgiveness if the Company uses all proceeds for eligible purposes, maintains certain employment levels, and maintains certain compensation levels in accordance with and subject to the CARES Act and the rules, regulations, and guidance.

The Company used all proceeds from the PPP Loan to maintain payroll and make payments for lease obligations and utilities. As of September 30, 2021, management accounted for the loan as a debt with accrued interest. Interest expense was $25 thousand, for both the three months ended September 30, 2021 and 2020 and $75 thousand and $46 thousand, respectively, for the nine months ended September 30, 2021 and 2020. The PPP Loan was repaid in full on the Closing Date.

Convertible Loan – In October 2020, the Company entered into a convertible unsecured subordinated loan agreement to borrow up to $50.0 million (the “Convertible Loan”) from certain existing investors and executives (the “Lenders”). This agreement was amended in December 2020 to increase the borrowing limit to $70 million, of which $43.7 million is outstanding as of September 30, 2021. The Convertible Loan has several conversion options, including automatic conversion upon a qualified financing of at least $75.0 million, an optional conversion upon a non-qualified financing, initial public offering (“IPO”) and an optional conversion upon maturity. The Convertible Loan also carries a mandatory repayment feature upon a change in control. The Convertible Loan accrues interest at 14% and matures in May 2024. The Company has elected to measure the Convertible Loan under the fair value option. Under the fair value option, the convertible loans will be measured at fair value in each reporting period until they are settled, with changes in the fair values being recognized in the Company’s condensed consolidated statements of operations as income or expense. Debt issuance costs incurred in connection with the notes were expensed as incurred. As the convertible notes are carried at fair value in their entirety, further consideration of the embedded features in the convertible loan is not required.

Convertible Loan Restructuring – In February 2021, the Company and its Lenders agreed to an amendment to the Convertible Loan to specify the treatment of the Convertible Loan should the Company merge with a Special Purpose Acquisition Company (“SPAC”), and subsequently become a publicly traded entity (“SPAC Merger”). In order to simplify the potential mechanics of a SPAC Merger in the future, among other reasons, the holders of the Convertible Loan agreed to specify that immediately prior to the closing of a SPAC Merger, the Convertible Loan would be automatically converted into the Company’s common stock at a conversion price equal to 90% of the value of the Company’s stock at such time. The modification of the Convertible Loan was treated as a debt extinguishment. As the substance of the transaction is a capital contribution from related parties, the resulting gain of $36.8 million was recorded to additional paid-in capital during the nine months ended September 30, 2021. The Convertible Loan was converted to common stock upon the Closing Date.

2021 Convertible Loan – In April 2021, the Company entered into an additional convertible unsecured subordinated loan agreement to borrow up to $75.0 million (the “2021 Convertible Loan”) from new investors, certain existing investors and executives. The 2021 Convertible Loan is senior in right of payment to the Convertible Loan, but expressly subordinated in right of payment to the Blue Torch Loan. The 2021 Convertible Loan has several conversion options, including an optional conversion upon maturity and automatic conversion upon a merger with a special purpose acquisition company (“SPAC”) (“SPAC Transaction”). If a SPAC Transaction occurs on or prior to the maturity date and prior to payment in full of the principal amount, then the outstanding principal amount of the 2021 Convertible Loan and all accrued and unpaid interest will automatically convert into fully paid and nonassessable shares of Enjoy’s common stock immediately prior to the closing of the SPAC Transaction at a price per share equal to 80% of the value assigned to each share of Enjoy’s common stock. The 2021 Convertible Loan incurs interest at 8% per annum and matures in April 2022. The Company borrowed a total of $75.0 million under the 2021 Convertible Loan agreement as of September 30, 2021. The 2021 Convertible Loan was converted to common stock upon the Closing Date.

The following table provides a reconciliation of changes in fair value for the Company’s convertible loans using inputs classified as Level 3 (in thousands):

Balance at December 31, 2020	$86,357
Debt extinguishment of convertible loans	(36,782)
Change in fair value	26,242
Proceeds from issuance of convertible loans	75,200

Balance as of September 30, 2021	$151,017

Blue Torch Loan – In November 2020, the Company, as borrower, and the Company’s subsidiaries, as guarantors, entered into a first lien term loan agreement with Blue Torch Finance, LLC, as administrative agent and collateral agent, and certain affiliates of Blue Torch Capital LP, as lenders, to borrow a first lien term loan in an aggregate principal amount of $37.0 million (the “Blue Torch Loan”), net of $1.2 million in lender fees, collateralized by substantially all of the property and assets (tangible and intangible) of the Company and its subsidiaries and maturing in November 2023. The Blue Torch Loan incurs interest at one of two rates, (the “Reference Rate” or the “LIBOR Rate”), determined at the option of the Company, plus an applicable margin. The Reference Rate is calculated as the greatest of (i) 2.0% per annum, (ii) fluctuating interest rate per annum equal to the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System, as published on the next succeeding business day by the Federal Reserve Bank of New York, plus 0.50% per annum, (iii) the LIBOR Rate plus 1.0% per annum, or (iv) the interest rate last quoted by the Wall Street Journal as the “prime rate” or, if unavailable, the highest per annum interest rate published by the Federal Reserve Board in Federal Reserve Statistical Release H.15 (519) (Selected Interest Rates) as the “bank prime loan” rate. The LIBOR Rate is calculated as the greater of (i) LIBOR rate divided by 100% minus a reserve percentage or (ii) 1.0% per annum. The applicable margin is 9.0% per annum if the Company chooses the Reference Rate and is 10% per annum if the Company chooses the LIBOR Rate. The Blue Torch Loan had an effective interest rate of 14.9% for the three and nine months ended September 30, 2021.

The Blue Torch Loan may be prepaid in an amount equal to the outstanding principal and accrued interest plus an applicable premium of (i) if prepaid during the first year after the effective date, a make-whole amount equal to (x) the amount of interest that would otherwise have been payable to the lenders from the payoff date until the twelve month anniversary of the effective date, calculated using the Reference Rate or LIBOR Rate in effect on the payoff date, less (y) the amount of interest the lenders would have received from the payoff date until the twelve month anniversary of the effective date if the lenders had reinvested the prepaid principal amount at the U.S. treasury rate in effect on the payoff date, plus (z) 3.0% of the outstanding principal, (ii) if prepaid during the second year after the effective date, 2.0% of the outstanding principal, (iii) if prepaid during the third year after the effective date, 1.0% of the outstanding principal, and (iv) thereafter, 0%. In connection with the Merger, the Company repaid the Blue Torch Loan in full on the Closing Date.

The components of the Company’s outstanding debt were as follows (in thousands):

	September 30, 2021	December 31, 2020
Paycheck Protection Program Loan principal	$10,000	$10,000
Blue Torch Loan principal	37,000	37,000
Deferred financing costs and unamortized discount	(2,348)	(3,317)
Less: current portion	(5,686)	(2,105)

Long-term debt, net of discount	$38,966	$41,578

Convertible loans principal	$118,650	$43,451
Fair value premium of convertible loans	32,367	42,906
Less current portion of:
Principal	(75,000)	—
Fair value premium of Convertible Loan	(21,302)	$—

Long-term convertible loans, at fair value	$54,715	$86,357

8.	STOCK WARRANTS

Series B Redeemable Convertible Preferred Stock Warrants – In connection with the TriplePoint Loan agreement, the Company issued a warrant to purchase 336,304 shares of its Series B redeemable convertible preferred stock at an exercise price of $2.3788 per share. These warrants expire on November 13, 2030. The warrants are classified as liabilities because they represent an obligation indexed to the repurchase of the Company’s own equity since the underlying shares are contingently redeemable. The fair value of the warrant at issuance date was determined utilizing a hybrid market approach (guideline public company method and implied method) for its option pricing methodology.

The warrant was recorded at its estimated fair value of $0.2 million at issuance as a warrant liability.

Changes in fair value are recorded to other income (expense) in the condensed consolidated statements of operations. As of September 30, 2021 and December 31, 2020, the fair value of the warrant liability was $0.4 million and $0.8 million, respectively.

The following table provides a reconciliation of changes in fair value for the Company’s warrant liability using inputs classified as Level 3 (in thousands):

Balance at December 31, 2020	$806
Change in fair value	(447)

Balance at September 30, 2021	$359

Balance at December 31, 2019	$337
Change in fair value	392

Balance at September 30, 2020	$729

The Series B Redeemable Convertible Preferred Stock was converted into common stock as part of the Merger (See Note 18). Consequently, the related redeemable convertible preferred stock warrant was also converted to warrant to purchase common stock. As a result, the warrant liability was reclassified to additional paid-in capital upon closing of the Merger and no further remeasurement is required on a go forward basis.

Blue Torch Loan Warrants – The Company issued warrants to Blue Torch and its affiliates to purchase up to 474,388 shares of the Company’s Common Stock, at an exercise price of $0.01 per share and a term of 10 years. The warrants became exercisable on the date of grant. These warrants are classified as equity. As of the issuance date, the warrants are recorded at their estimated fair value of $1.4 million as debt discount with an offset to additional paid-in capital. In connection with the Merger, the Blue Torch Loan Warrants were exercised in full (See Note 18).

9.	REDEEMABLE CONVERTIBLE PREFERRED STOCK

At September 30, 2021 and December 31, 2020, redeemable convertible preferred stock consisted of the following (in thousands except share amounts):

	September 30, 2021
	Preferred Shares Authorized	Preferred Shares Issued and Outstanding	Issuance Price Per Share	Conversion Price Per Share	Carrying Value	Liquidation Preference
Series Seed	10,220,000	10,220,000	$0.3572	$0.3572	$3,651	$3,651
Series A	23,298,748	23,298,748	1.1374	1.1374	26,371	26,500
Series B	76,806,060	76,469,756	2.3788	2.3788	181,592	181,906
Series C	43,485,135	43,485,135	3.7944	3.7944	157,078	165,000

Total	153,809,943	153,473,639			$368,692	$377,057

	December 31, 2020
	Preferred Shares Authorized	Preferred Shares Issued and Outstanding	Issuance Price Per Share	Conversion Price Per Share	Carrying Value	Liquidation Preference
Series Seed	10,220,000	10,220,000	$0.3572	$0.3572	$3,651	$3,651
Series A	23,298,748	23,298,748	1.1374	1.1374	26,371	26,500
Series B	76,806,060	76,469,756	2.3788	2.3788	181,592	181,906
Series C	39,531,941	39,531,941	3.7944	3.7944	142,078	150,000

Total	149,856,749	149,520,445			$353,692	$362,057

Convertible Preferred Stock – During the nine months ended September 30, 2021, the Company authorized and issued 3,953,194 shares of Series C convertible preferred stock at $3.79 price per share, for gross proceeds of $15.0 million.

The holders of Preferred Stock have various rights and preferences as follows:

Dividends—The Company’s preferred shareholders are entitled to receive dividends when and if declared by the Board of Directors. Such dividends are not cumulative. The preferred stockholders are entitled to a certain dividend rate per annum, noncumulative, to be paid out before any dividends are declared on common shares. The dividend rate is $0.0214 per share for each share of Series Seed Preferred Stock, $0.0682 per share for each share of Series A Preferred Stock, $0.1427 per share for each share of Series B Preferred Stock, and $0.2277 per share for each share of Series C Preferred Stock. After payment of such dividends, any additional dividends or distributions shall be distributed among all holders of common stock and preferred stock in proportion to the number of shares of common stock that would be held by each such holder if all shares of preferred stock converted to common stock at the then effective conversion rate. No such dividends have been declared since the Company’s inception.

Conversion—Each share of Preferred Stock, at the option of the holder, is convertible into the number of fully paid and nonassessable shares of common stock which results from dividing the initial issuance price per share of such shares by the conversion price per share in effect for the convertible preferred stock at the time of conversion.

Each share of Preferred Stock shall automatically be converted into shares of Common Stock at the conversion price at the time in effect for such share immediately upon the earlier of (i) the Corporation’s sale of the Company’s common stock in a firm commitment underwritten public offering pursuant to an effective registration statement filed under the Securities Act of 1933, the offering price of which was not less than $100.0 million in the aggregate and less than $9.49 per share or (ii) the date specified by written consent or agreement of the holders of 50% of the then outstanding shares of Series C Preferred Stock.

Liquidation Preference—In the event of any liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary, the holders of Series Seed, Series A, Series B, and Series C, shall be entitled to receive, on a pari passu basis, prior and in preference to any distribution to holders of common stock, an amount equal to their original issue price, together with any declared but unpaid dividends. The remaining proceeds are distributed to the common stockholders. If the assets are insufficient to make payment in full to all holders of Preferred Stock, the assets or consideration of the Company legally available for distribution shall be distributed ratably to the holders of the Preferred Stock in proportion to their liquidation preference.

Voting and Election of Directors—The holder of each share of Preferred Stock shall have the right to one vote for each share of common stock into which such preferred stock could then be converted, and with respect to such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of common stock. The holders of Series Seed Preferred Stock, voting together as a single class, on an as-converted basis, shall be entitled to elect one (1) director. The holders of Series A Preferred Stock, voting together as a single class, shall be entitled to elect two (2) directors. The holders of Series B Preferred Stock, voting together as a single class, shall be entitled to elect one (1) director. The holders of Series C Preferred Stock, voting together as a single class, shall be entitled to elect one (1) director. The holders of outstanding common stock, voting as a separate class, shall be entitled to elect one (1) director. The holders of preferred stock and common stock (voting together as a single class and on an as-converted basis) shall be entitled to elect any remaining directors.

Redemption—While shares of Preferred Stock do not have mandatory redemption provisions, they are contingently redeemable upon a deemed liquidation event.

The Convertible Preferred Stock was converted to common stock upon closing of the Merger on the Closing Date.

10.	COMMON STOCK

At September 30, 2021 and December 31, 2020, the Company had common stock outstanding of 65,653,081 shares and 62,156,512 shares, respectively. At September 30, 2021 and December 31, 2020, the Company was authorized to issue 253,953,194 and 250,000,000 shares of common stock, respectively.

Each share of common stock is entitled to one vote. The holders of common stock are also entitled to receive dividends whenever funds are legally available and when and if declared by the Board of Directors, subject to the prior rights of holders of all classes of stock outstanding. No such dividends have been declared since the Company’s inception.

As of each balance sheet date, the Company had reserved shares of common stock for issuance in connection with the following:

	September 30, 2021	December 31, 2020
Conversion of redeemable convertible preferred stock	153,473,639	149,520,445
Warrants to purchase redeemable convertible preferred stock	810,692	810,692
Shares available for grant under 2014 Equity Incentive Plan	32,223,518	22,874,690
Conversion of convertible loan	33,283,184	11,708,273

Total common stock equivalents	219,791,033	184,914,100

11.	STOCK-BASED COMPENSATION

In June 2014, the Company adopted the 2014 Equity Incentive Plan (“the Plan”), which provided for the issuance of incentive stock options, nonstatutory stock options, stock appreciation rights, and restricted stock to eligible participants. Options granted under the Plan may be either incentive stock options or nonqualified stock options. Incentive stock options (ISO) may be granted only to the Company’s employees (including officers and directors). Nonqualified stock options (NSO) may be granted to the Company’s employees and consultants.

Under the Plan, options to purchase common stock awards were granted at no less than 100% of the fair value of the Company’s common stock on the date of the grant, as determined by the board of directors (100% of fair value for incentive stock options and 110% of fair value in certain instances). All options granted through September 30, 2021 and December 31, 2020 have been at 100% of the fair value of the Company’s common stock. Options generally vest with respect to 25% of the shares one year after the options’ vesting commencement date, and the remainder vest in equal monthly installments over the following 36 months or the entire options vest in equal monthly installments over 48 months. Options generally vest over a four-year period and must be exercised within ten years after grant. In the event of voluntary or involuntary termination of employment with the Company for any reason, with or without cause, all unvested options are forfeited and all vested options must be exercised within a 90-day period or they are forfeited, although the board of directors can approve an extension of the exercise period beyond the 90 day limit. The Company has not granted any stock appreciation rights as of September 30, 2021 and December 31, 2020. The Company has not granted any restricted stock units as of December 31, 2020.

At September 30, 2021 and December 31, 2020, there were 30,365,648 and 22,874,790 share awards outstanding, respectively, and 1,857,870 and 12,845,397 shares available for issuance by the Company, respectively, under the Plan.

The Company recognized stock-based compensation expense on all awards in the following categories in the condensed consolidated statement of operations and comprehensive loss for the three and nine months ended September 30, 2021 and 2020 (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Cost of revenue	$121	$9	$174	$27
Operations and technology	408	151	897	478
General and administrative	1,121	306	2,489	835

Total stock-based compensation expense	$1,650	$466	$3,560	$1,340

Stock Options

A summary of the status of the stock options as of September 30, 2021, and changes during the nine months then ended is presented below (in thousands except share and per share amounts):

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (In Years)	Aggregate Intrinsic Value
Balance at December 31, 2020	22,874,390	0.62	7.71	$51,134
Options granted	10,231,800	3.10
Options exercised	(3,496,669)	0.51
Options cancelled	(2,150,860)	1.39

Balance at September 30, 2021	27,458,661	1.50	7.92	$53,458

Options exercisable as of September 30, 2021	12,775,564	0.68	6.78	$35,397

Vested and expected to vest—September 30, 2021	27,383,661	1.50	7.91	$53,458

There were no stock options granted during the three months ended September 30, 2021 and 2020. The weighted-average grant date fair value of options granted was $1.69 and $0.42, during the nine months ended September 30, 2021, and 2020, respectively. The total intrinsic value of options exercised was $1.2 million and $0.1 million during the three months ended September 30, 2021 and 2020, respectively, and $9.5 million and $0.4 million during the nine months ended September 30, 2021 and 2020, respectively.

The Company records compensation expense on a straight-line basis over the vesting period. As of September 30, 2021, and 2020, there was approximately $16.0 million and $4.2 million, respectively of total unrecognized stock-based compensation expense related to unvested employee options, which is expected to be recognized over a weighted-average period of 3.1 and 2.8 years, respectively.

Restricted Stock Units (RSU)

The following table summarizes information pertaining to RSUs during the nine months ended September 30, 2021 (in thousands, except for weighted-average grant-date fair value):

	Number of RSUs	Weighted-Average Grant Date Fair Value per Share
Outstanding at December 31, 2020	—	$—
Granted	3,026	3.45
Released	—	—
Cancelled/Forfeited	(119)	3.45

Outstanding at September 30, 2021	2,907	$3.45

The fair value of the RSUs is based on the market value of the underlying shares at the date of grant. The RSU grants’ vesting periods are either subject to both a service and performance-based condition or only a service-based condition. The service-based vesting requirements are satisfied as to 25% on the first anniversary of the vesting commencement date, and the remaining 75% vesting in substantially equal quarterly installments for three years thereafter, subject to continued service through each vesting date. The performance-based vesting conditions will be satisfied upon the occurrence of a liquidity event, which would include consummation of the Merger (Note 18).

The Company recognized stock-based compensation expense related to RSUs amounting to $158 thousand for both the three and nine months ended September 30, 2021, and $0 for both the three and nine months ended September 30, 2020.

As of September 30, 2021, there was a total of $10.0 million of unrecognized stock-based compensation expense related to RSUs as either the related performance-based condition or service-based condition was not met.

12.	INCOME TAXES

The effective tax rate for the three months ended September 30, 2021 and 2020 was (0.2%) and 0.0%, respectively, and the nine months ended September 30, 2021 and 2020 was 0.0% and 0.0%, respectively, primarily as a result of the estimated tax loss for the year, change in valuation allowance and foreign taxes. At September 30, 2021 and 2020, all unrecognized tax benefits are subject to a full valuation allowance and, if recognized, will not affect the effective tax rate.

During the nine months ended September 30, 2021, the U.K officially enacted legislation that increased its statutory rate from 17% to 19%. This did not result in a material impact to the Company’s income tax expense for the nine months ended September 30, 2021.

13.	NET LOSS PER SHARE

The following table sets forth the computation of net loss per common share (in thousands except share and per share amounts):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Numerator:
Net loss	$(54,372)	$(28,719)	$(149,797)	$(79,475)
Denominator:
Weighted-average common shares outstanding—basic and diluted	65,880,464	61,881,132	64,379,599	61,716,744

Net loss per share—basic and diluted	$(0.83)	$(0.46)	$(2.33)	$(1.29)

The Company’s potentially dilutive securities, which include redeemable convertible preferred stock, stock options to purchase common stock, restricted stock units and warrants to purchase redeemable convertible preferred stock and common stock, have been excluded from the computation of diluted net loss per share as the effect would be antidilutive. Therefore, the weighted-average number of common shares outstanding used to calculate both basic and diluted net loss per share is the same. The Company excluded the following potential common shares, presented based on amounts outstanding at each period end, from the computation of diluted net loss per share for the periods indicated because including them would have had an anti-dilutive effect:

	As of September 30,
	2021	2020
Conversion of redeemable convertible preferred stock	153,473,639	149,520,445
Warrants to purchase redeemable convertible preferred stock	336,304	336,304
Options to purchase common stock	27,339,995	23,578,336
Restricted stock units	3,025,653	—
Conversion of convertible loan	33,283,184	—

Total common stock equivalents	217,458,775	173,435,085

14.	SEGMENT INFORMATION

The Company manages its operations through two operating segments that are based on geographic location: North America and Europe. These operating segments also represent the Company’s reportable segments.

•	North America: The North America segment consists of operations within the United States and Canada.

•	Europe: The Europe segment consists of operations within the United Kingdom.

Separate financial information is available and regularly evaluated by our CODM, who is our president and chief executive officer, in making resource allocation decisions for our segments. The CODM utilizes revenue from external customers and segment income (loss) to measure and assess each segment’s performance.

Segment income (loss) is calculated as revenue less cost of revenue, operational expenses directly related to each segment and excludes certain corporate expenses. We view this metric as an important measure of business performance as it captures mobile store and segment profitability and provides comparability across reporting periods.

Unallocated corporate operations and technology expenses consist of personnel-related expenses for engineers and the development and maintenance of our technology systems. Unallocated general and administrative expenses consist of personnel-related expenses for executive, finance, legal, human resources, and corporate facilities.

Reconciliations of segment revenue to consolidated revenue and segment loss to consolidated loss from operations is shown in the following table for each of the periods presented (in thousands):

	Three Months Ended September 30, 2021
	North America	Europe	Total
Revenue	$16,235	$2,353	$18,588
Segment loss	(26,939)	(8,088)	(35,027)
Unallocated corporate expenses:
Operations and technology			(3,498)
General and administrative			(7,569)

Loss from operations			$(46,094)

	Nine Months Ended September 30, 2021
	North America	Europe	Total
Revenue	$48,912	$9,886	$58,798
Segment loss	(66,853)	(21,402)	(88,255)
Unallocated corporate expenses:
Operations and technology			(9,943)
General and administrative			(21,365)

Loss from operations			$(119,563)

	Three Months Ended September 30, 2020
	North America	Europe	Total
Revenue	$12,626	$3,767	$16,393
Segment loss	(15,772)	(5,397)	(21,169)
Unallocated corporate expenses:
Operations and technology			(3,217)
General and administrative			(3,861)

Loss from operations			$(28,247)

	Nine Months Ended September 30, 2020
	North America	Europe	Total
Revenue	$32,734	$9,484	$42,218
Segment loss	(45,869)	(12,856)	(58,725)
Unallocated corporate expenses:
Operations and technology			(9,036)
General and administrative			(10,250)

Loss from operations			$(78,011)

The Company’s revenue distribution for its North America segment was as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
United States	86%	90%	86%	92%
Canada	14%	10%	14%	8%

	100%	100%	100%	100%

During the three months ended September 30, 2021 and 2020, there were three customers with revenues individually in excess of 10% of total consolidated net revenues. Net revenues for these customers were approximately $12.3 million, $2.4 million, and $2.3 million in the three months ended September 30, 2021 and approximately $11.2 million, $3.8 million, and $1.3 million in the three months ended September 30, 2020. Two customers are reflected in the North American segment and one customer is reflected in the European segment.

During the nine months ended September 30, 2021 and 2020, there were three customers with revenues individually in excess of 10% of total consolidated net revenues. Net revenues for these customers were approximately $37.8 million, $9.9 million, and $7.0 million in the nine months ended September 30, 2021 and approximately $29.9 million, $9.5 million, and $2.7 million in the nine months ended September 30, 2020. Two customers are reflected in the North American segment and one customer is reflected in the European segment.

15.	EMPLOYEE BENEFIT PLANS

In January 2016, the Company adopted a 401(k) Plan that qualifies as a deferred salary arrangement under Section 401 of the Internal Revenue Code. Under the 401(k) Plan, participating U.S. employees may defer a portion of their pretax earnings not to exceed the maximum amount allowable. The Company has not made any matching contributions under the 401(k) Plan as of September 30, 2021 and 2020.

The Company also maintains a Group Personal Pension Plan (the “GPP Plan”) for all eligible employees in the Company’s United Kingdom offices. The GPP Plan is a defined contribution plan in which employees are eligible to contribute a portion of their salaries, subject to a maximum annual amount as established by Her Majesty’s Revenue and Customs. In 2021 and 2020, the Company matched 3% of employee contributions. The Company contributed $0.1 million for both the three months ended September 30, 2021 and 2020, respectively, and $0.3 million and $0.2 million each for the nine months ended September 30, 2021 and 2020, respectively.

16.	COMMITMENTS AND CONTINGENCIES

Operating Leases – In February 2019, the Company entered into a lease agreement for office space for its headquarters in Palo Alto, California. Monthly base rent began in September 2019, for a term of 90 months. In addition to its headquarters, the Company also leases office space and warehouses throughout the United States, as well as in Canada and the United Kingdom. Rent expense was $2.7 million and $2.0 million for the three months ended September 30, 2021 and 2020, respectively, and $7.6 million and $5.2 million for the nine months ended September 30, 2021 and 2020, respectively.

On an ongoing basis, the Company enters into vehicle lease agreements under Fleet Lease Agreements, with each vehicle lease having a typical term of 36 months. As part of the Fleet Lease Agreement, upon termination of each vehicle lease the lessor will sell the vehicle and determine a final settlement calculation. This calculation is represented as the difference between the sale price (or “disposal value”) plus the sum of all rental payments made throughout the lease and the initial vehicle value. If the calculation results in a surplus, the Company will receive the balance from the lessor, and if it results in a deficit, the Company will owe the balance to the lessor. However, the US Fleet Lease Agreement includes a lessor guarantee that the disposal value of each vehicle will never be less than a specific percentage of the initial value of the vehicle. This potential deficit is excluded from the straight-line rent charged to expense over the lease term unless and until it becomes probable that it will result in a deficit and deemed a residual value guarantee.

Standby Letters of Credit – As of September 30, 2021 and December 31, 2020, the Company had several letters of credit outstanding related to its operating leases and workers compensation totaling $5.5 million, respectively. Collateral for all standby letters of credit are included in restricted cash in the condensed consolidated balance sheet as of September 30, 2021 and December 31, 2020.

Security deposits to landlords totaling $4.0 million and $3.5 million are included in other noncurrent assets in the condensed consolidated balance sheet as of September 30, 2021 and December 31, 2020.

Legal Matters – The Company is party to certain claims in the normal course of business. While the results of these claims cannot be predicted with any certainty, the Company believes that the final outcome of these matters will not have a material adverse effect on the condensed consolidated financial position and results of operations. The Company records a liability when it believes that it is probable that a loss will be incurred and the amount of loss or range of loss can be reasonably estimated. There were no such material matters as of September 30, 2021 and December 31, 2020.

Indemnifications – As an element of its standard commercial terms, the Company includes an indemnification clause in its agreements with business partners, investors, lenders and contractors that includes defense and indemnification of those parties against liability and damages (including legal defense costs) awarded against those parties arising from claims of infringement of U.S. patents, copyrights, and trademarks, and misappropriation of trade secrets of third parties by the Company’s services or materials. To date, the Company has not experienced any claims related to its indemnification provisions. As of September 30, 2021, and December 31, 2020, the Company has not established an indemnification loss reserve.

To the extent permitted under Delaware law, the Company has agreements whereby certain officers and directors are indemnified for certain events or occurrences while the director or officer is or was serving in such capacity. The indemnification period covers all pertinent events and so long as such officer or director may be subject to any possible claim. However, the Company maintains director and officer insurance coverage that reduces overall exposure and enables recovery of a portion of any future amounts paid. The estimated fair value of these indemnification agreements in excess of applicable insurance coverage is considered to be immaterial as of September 30, 2021 and December 31, 2020.

17.	RISKS AND UNCERTAINTIES

The Company is subject to a number of risks including, but not limited to, the need for successful development of products, the need for additional capital (or financing) to fund operating losses, competition from substitute products and services from larger companies, protection of proprietary technology, patent litigation, dependence on key individuals, and risks associated with changes in information technology.

Impact of LIBOR Phase-Out – The United Kingdom’s Financial Conduct Authority, which regulates LIBOR, announced in July 2017 that it intends to phase out LIBOR by the end of 2021. Based on the nature of the business activities and operations, the Company does not expect LIBOR phase-out to have a significant impact on the Company’s condensed consolidated financial statements.

Impact of Brexit – The United Kingdom’s vote to leave the European Union by December 31, 2020 has resulted in some uncertainty in the future trading arrangement between the United Kingdom and the rest of the world and falling expectations for the United Kingdom’s Gross Domestic Product in the short to medium term. Brexit may impact the Company’s financial reporting as a result of changes to the law in the United Kingdom. Brexit may also bring more exchange rate volatility. Based on the nature of the business activities and operations, the Company does not expect Brexit to have a material impact on the Company’s condensed consolidated financial statements.

Impact of COVID-19 – A new strain of coronavirus that causes the disease known as COVID-19 was identified in late 2019 and spread globally. In March 2020, the World Health Organization declared the COVID-19 outbreak a pandemic. Our business was materially impacted by COVID-19 in several ways. Typically, our customer interactions occur within their home. Social distancing protocols changed the way we interact with our customers and our in-home visits fell to zero in the early stages of the pandemic. Depending on the geography during certain periods we had no in-home visits and these in-home visits remained significantly below pre-COVID levels throughout 2020 and the nine months ended September 30, 2021. To protect our employees and customers we implemented a variety of programs to provide masks, cleaning supplies and other protocols that remain in place. In addition, the Company could see some limitations on employee resources that would otherwise be focused on operations, including but not limited to sickness of employees or their families, desire for employees to avoid contact with groups of people, and increased reliance on working from home.

The Company applied for loans under programs offered by the governmental agencies in the United States and in the United Kingdom. In addition, the Company furloughed employees in the U.K. beginning in April 2020 through August 2020 and again starting January 2021 through August 2021. See Note 7 for additional information on the Paycheck Protection Program offered by the Small Business Administration under the CARES Act established by the United States federal government.

For the U.K. operations, during the three months ended September 30, 2021 and 2020, the Company’s reimbursed costs were immaterial, and during the nine months ended September 30, 2021 and 2020, the Company recorded reimbursed costs of approximately £0.3 million ($0.5 million) and approximately £0.9 million ($1.1 million) under the Coronavirus Job Retention Scheme (“CJRS”) set up by the U.K. government to help employers pay the wages of those employees who would otherwise have been laid off during the coronavirus outbreak but under the CJRS were furloughed instead. This program reimbursed the Company for 80% of the compensation expense plus national insurance and certain benefits paid to the furloughed employees, resulting in lower salary expense for the Company. The Company recorded the reimbursed amounts as reductions to the associated expenses.

The Company cannot at this time predict the specific extent, duration, or full impact that the COVID-19 outbreak will have on its financial condition and operations. The full impact of the COVID-19 outbreak on management estimates and the financial performance of the Company may depend on future developments, including the duration and spread of the outbreak and related governmental advisories and restrictions.

18.	SUBSEQUENT EVENTS

The Company evaluated subsequent events from September 30, 2021, the date of these condensed consolidated financial statements, through November 12, 2021, which represents the date the condensed consolidated financial statements were available to be issued, for events requiring adjustment to or disclosure in these condensed consolidated financial statements. Aside from those described below, there are no events that require adjustment to or disclosure in these condensed consolidated financial statements.

Merger Transaction – On the Closing Date of October 15, 2021, the Company and MRAC consummated the merger transaction contemplated by the Merger Agreement, following approval at an extraordinary general meeting of the shareholders of MRAC held on October 13, 2021.

Immediately prior to the effective time of the Merger, (1) each share of Enjoy’s (a) Series A preferred stock, par value $0.00001 per share, (b) Series B preferred stock, par value $0.00001 per share, and (c) Series C preferred stock, par value $0.00001 per share (collectively, the “Enjoy Preferred Stock”), converted into one share of common stock, par value $0.00001 per share, of Enjoy and, together with Enjoy Preferred Stock, (the “Enjoy Capital Stock”) (2) all of the outstanding warrants to purchase shares of Enjoy Capital Stock were exercised in full, with the exception of the warrant to purchase 336,304 shares of Enjoy Preferred Stock held by TriplePoint Venture Growth BDC Corporation, and converted into the warrant to purchase 115,875 shares of New Enjoy Common Stock at an exercise price of $6.90 per share.

In connection with the execution of the Merger Agreement, MRAC entered into subscription agreements (the “Subscription Agreements”) with certain investors (collectively, the “PIPE Investors”) pursuant to which the PIPE Investors agreed to purchase, in the aggregate, approximately 8 million shares of New Enjoy common stock at $10.00 per share for an aggregate commitment amount of approximately $80 million (the “PIPE Shares”). Pursuant to the Subscription Agreements, New Enjoy agreed to provide the PIPE Investors with certain registration rights with respect to the PIPE Shares. The PIPE investment was consummated substantially concurrently with the closing of the Merger.

On the Closing Date, certain related party investors (the “Backstop Investors”) purchased, in the aggregate, 5,590,906 shares of New Enjoy Common Stock (the “Backstop Shares”), for a purchase price of $10.00 per share and an aggregate purchase price of approximately $55,009,060, pursuant to the backstop agreements, dated September 13, 2021 (the “Backstop Agreements”). Pursuant to the Backstop Agreement, New Enjoy agreed to provide certain registration rights to the Backstop Investors with respect to the Backstop Shares.

The merger transaction with MRAC represents a reverse merger and will be accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, MRAC will be treated as the “acquired” company for financial reporting purposes. This determination is primarily based on the fact that subsequent to the merger transaction, Enjoy stockholders will have a majority of the voting power of New Enjoy, Enjoy will comprise all of the ongoing operations of New Enjoy, Enjoy will control a majority of the governing body of New Enjoy, and Enjoy’s senior management will comprise all of the senior management of New Enjoy. Accordingly, for accounting purposes, the merger transaction will be treated as the equivalent of Enjoy issuing shares for the net assets of MRAC, accompanied by a recapitalization. The net assets of Enjoy will be stated at historical cost. No goodwill or other intangible assets will be recorded. Operations after the merger transaction will be those of Enjoy.

LCH Transaction – In April 2021, to induce one of its stockholders, LCH Enjoir L.P. (“LCH”), to surrender to Enjoy certain of its rights in connection with the Merger, Enjoy entered into the Stockholder Contribution Agreement with Ron Johnson and the Stock Issuance Agreement with LCH. Pursuant to the Stockholder Contribution Agreement, immediately prior to the Closing, Mr. Johnson contributed a number of shares of the Company’s Common Stock equal to the quotient obtained by dividing $20.0 million by the product obtained by multiplying $10.00 by the exchange ratio calculated in accordance with the Merger Agreement used to determine that number of shares each share of the Company’s Common Stock will be exchanged for at the closing of the Merger (“Contributed Shares”). In October 2021, as detailed in the Stock Issuance Agreement, Enjoy issued a number of shares equal to the Contributed Shares to LCH.

Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with Enjoy’s consolidated financial statements and related notes appearing elsewhere in this Form 8-K and our final prospectus filed with the Securities and Exchange Commission (“SEC”) under the Securities Act of 1933, on November 10, 2021 (the “Prospectus”). This discussion contains forward-looking statements that reflect our plans, estimates, and beliefs that involve risks and uncertainties. As a result of many factors, such as those identified in this Form 8-K and those discussed in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in the Prospectus. Additionally, our actual results may differ materially from those anticipated in these forward-looking statements. Note that terms used but not defined herein shall have the meanings set forth in the Prospectus.

Overview

Enjoy was incorporated in the state of Delaware in May 2014, and is headquartered in Palo Alto, California. Enjoy operates Mobile Stores providing in-home delivery, set up and a full shopping experience for premium companies.

We currently operate in over 80 locations across the United States, Canada and the United Kingdom. The Company has two reportable segments which are determined by geography: North America and Europe. The North America segment consists of operations within the United States and Canada and the Europe segment currently consists of operations within the United Kingdom.

Enjoy started with a simple question, “What if the best of the store could come to you?” Over the last seven years we built and optimized our Mobile Store, a new channel that pairs the convenience of online shopping with the personal touch of an in-store retail experience brought together in the comfort of Consumers’ homes.

Over the past twenty five years, eCommerce has disrupted the retail industry in virtually every category, shifting commerce from physical stores to the home. While eCommerce channels greatly expanded choices and increased convenience with fulfillment to customers’ doorsteps, they have not addressed the importance of an interactive shopping experience that customers desire for premium products, such as technology. Enjoy provides set-up and activation, and also assists customers in purchasing hardware, accessories, and subscription services in the comfort of the home. This Mobile Store shopping experience creates a unique and deep retail experience for Consumers that does not exist with traditional retail channels. We further believe that this represents the next disruption in the consumer shopping experience.

We maintain multi-year contractual relationships with leading telecommunications and technology companies, which are our Customers. Our revenue stems from a variety of service, set-up and delivery fees that are paid to us by our Customers. During a visit from our Mobile Store, the Consumer pays for products and services directly to our Customers via secure mobile point-of-sale devices. On confirmation of the purchase, our Customers then remit our fees directly to us.

Enjoy delivers a broad assortment of telecommunications and technology products and accessories, which are provided by our Customers. Our mobile retail sales team (“Experts”) provide set-up, activation and demonstration of the products we deliver. We assist Consumers in evaluating and selecting a myriad of accessories, media sources, protection, broadband, and other services. We also assist in the trade-in and upgrade of our customers’ products. We strive to deliver our customers’ products with same-day or next-day frequency, matching the speed of traditional eCommerce channels but with an experience.

Consumers initiate their purchase on our Customers’ eCommerce sites, service centers or retail locations. The Consumer selects at-home delivery and a delivery window. Consumer orders flow seamlessly from our Customers’ eCommerce sites to Enjoy via deeply integrated technology platforms. This results in near-zero Consumer acquisition costs for Enjoy.

Our inventory is 100% consigned to us by our Customers and maintained in secure warehouses at our market locations. These warehouse locations also serve as the base of operations for our Mobile Store fleets and as the operating center for the market in which they serve. Our warehouses also provide meeting, training and support services for our Experts. Our warehouses and Mobile Store vehicle fleet are fully leased. We currently operate in over 80 locations which provide access to over 50% of the population in the markets that we serve, representing over 200 million addressable consumers.

Our business is enabled by highly sophisticated, proprietary sets of technology applications, systems and data science tools. To deliver and optimize millions of retail experiences, we built our technology platform from the ground up to support customer integrations, smart logistics and a variety of solutions to empower our Experts in providing the best and most personalized experience for every Consumer.

Our Experts are central to the at-home retail experience we provide for Consumers. Our Experts are 100% Enjoy employees and have the skills and training to be deeply knowledgeable about the products and services that we offer. We believe our Experts bring a world-class and deeply engaging shopping experience to Consumers.

We believe Enjoy is positioned to benefit from several long-term trends that will continue to expand the demand for Commerce-at-Home. These trends include but may not be limited to (1) the growth in online shopping and the need for speed and convenience, (2) a more mobile workforce, which includes increased telecommuting and work-from-home arrangements, all of which have been accelerated by the COVID-19 pandemic, (3) increasingly connected homes enabled by technology and telecommunications and (4) the rapid expansion of subscription-based services delivered through online channels.

Refer to the “Summary of the Prospectus” section of the Prospectus for further details on our business.

Factors Affecting Our Business

Consumer Discretionary Spending

We rely on consumer discretionary spending and may be adversely affected by economic downturns and other macroeconomic conditions or trends. Our business and operating results are subject to global economic conditions and their impact on consumer discretionary spending. Some of the factors that may negatively influence consumer spending include high levels of unemployment, higher consumer debt levels, reductions in net worth, and declines in asset values and related market uncertainty, fluctuating commodity prices and general uncertainty regarding the overall future political and economic environment. Consumer purchases of technology may decline during periods of economic uncertainty, when disposable income is reduced or when there is a reduction in consumer confidence. Such economic uncertainty may slow the rate at which individuals choose to purchase new technology, upgrade existing technology or purchase services, subscriptions or accessories.

Online Consumer Shopping Behaviors and Commerce-at-Home

Our business is affected by online shopping behavior and growth of eCommerce. Our revenue stems primarily from online purchases originating at our Customers’ websites or customer service centers. The global online shopping market is large and growing as a percentage of global retail purchases. Consumers are diversifying their purchases for delivery at home, and the COVID-19 pandemic has accelerated this trend. With consumers wary of buying in-store, they have increased demand for new product categories purchased online and delivered to their homes. Consumers are also increasing their purchases of at home services through online channels. Although there has been an increased demand in eCommerce business in the marketplace, COVID-19 safety protocols materially reduced the percent of our indoor Consumer engagements, which negatively impacted our business.

Changes in Consumer Behavior and Lifestyles

Our business is affected by changes in consumer behavior and lifestyles at home and work and the role that mobile technology plays in enabling these changes. Mobile technology has grown rapidly over the past four decades and reliance on smartphones is predicted to increase as more features become available. Smartphone and mobile technology represent the primary product categories in our revenues. Furthermore, work-from-home and remote-work have been growing steadily. While the COVID-19 pandemic has dramatically increased work-from-home arrangements over the past year, the underlying trends towards a more flexible work environments and telecommuting suggest that these trends will continue. Studies suggest flexible work environments create more productive and happier workforce. Advancements in technology have allowed remote workers to collaborate in increasingly effective ways. These trends are likely to accelerate Commerce-at-Home.

Product Innovation Lifecycles

Our business is affected by upgrade cycles in smartphone and consumer technology. Consumer trends in the length of the average replacement cycle for technology are linked to advancements in performance and features of these devices. Our Customers produce or sell leading brands and are quick to bring innovations to market.

Changes in Products and Services Offered by Our Customers

In addition to our base fee earned from our Customers for delivery and setup of products, our revenues are affected by add-on digital subscription services and device protection plans purchased by Consumers. Digital subscription services such as news, music, movies, gaming apps and entertainment have been growing as consumers have shifted their consumption behaviors from traditional sources of content to online and on-demand formats. Our business is also affected by consumer adoption of device protection plans and other support services provided by our Customers. We believe that the growth in subscription services driven by both consumer adoption rates and new services will continue.

Availability of Inventory from Our Customers

We carry consigned inventory provided by our Customers. This inventory is either manufactured or procured by our Customers and delivered to our warehouses. We cannot guarantee with certainty that we will have adequate inventory at all times to support our business. At times, our business can face disruptions stemming from inventory shortages driven by new product releases with high consumer demand, supply constraints, political, environmental or other factors.

Seasonal Sales Trends

We have experienced and expect to continue to experience seasonal fluctuations in sales due to the spending patterns of Consumers. Our revenue has generally been lowest in the first and second calendar quarters due to lower consumer demand following the fourth quarter holiday season and because of the decline in sales that typically occurs in anticipation of the introduction of new or enhanced smartphone and consumer technology, which usually take place in the third calendar quarter and which tend to drive sales in that quarter and the following quarter. Further, our revenue tends to be higher in the third and fourth calendar quarter due to seasonal sales such as “Black Friday” and “Cyber Monday,” as Consumers tend to make higher purchases during the holiday season. Our revenue for the second calendar quarter is generally the lowest of the year followed by the first calendar quarter. We expect these seasonality trends to continue.

Recent Developments

Marquee Raine Acquisition Corp. Merger - On October 15, 2021 (the “Closing Date”), the Company and Marquee Raine Acquisition Corp. (“MRAC”) consummated the merger transaction contemplated by the Merger Agreement (the “Merger”), following approval at an extraordinary general meeting of the shareholders of MRAC held on October 13, 2021.

Immediately prior to the effective time of the Merger, (1) each share of Enjoy’s (a) Series A preferred stock, par value $0.00001 per share, (b) Series B preferred stock, par value $0.00001 per share, and (c) Series C preferred stock, par value $0.00001 per share (collectively, the “Enjoy Preferred Stock”), converted into one share of common stock, par value $0.00001 per share, of Enjoy, and, together with Enjoy Preferred Stock, (the “Enjoy Capital Stock”) and (2) all of the outstanding warrants to purchase shares of Enjoy Capital Stock were exercised in full, with the exception of the warrant to purchase 336,304 shares of Enjoy Preferred Stock held by TriplePoint Venture Growth BDC Corporation, and converted into the warrant to purchase 115,875 shares of New Enjoy Common Stock at an exercise price of $6.90 per share.

In connection with the execution of the Merger Agreement, MRAC entered into subscription agreements (the “Subscription Agreements”) with certain investors (collectively, the “PIPE Investors”) pursuant to which the PIPE Investors agreed to purchase, in the aggregate, approximately 8 million shares of New Enjoy common stock at $10.00 per share for an aggregate commitment amount of approximately $80 million (the “PIPE Shares”). Pursuant to the Subscription Agreements, New Enjoy agreed to provide the PIPE Investors with certain registration rights with respect to the PIPE Shares. The PIPE investment was consummated substantially concurrently with the closing of the Merger (the “Closing”).

On the Closing Date, certain investors (the “Backstop Investors”) purchased, in the aggregate, 5,590,906 shares of New Enjoy Common Stock (the “Backstop Shares”), for a purchase price of $10.00 per share and an aggregate purchase price of approximately $55,009,060, pursuant to the backstop agreements, dated September 13, 2021 (the “Backstop Agreements”). Pursuant to the Backstop Agreements, New Enjoy agreed to provide certain registration rights to the Backstop Investors with respect to the Backstop Shares.

The merger transaction with MRAC represents a reverse merger and will be accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, MRAC will be treated as the “acquired” company for financial reporting purposes. This determination is primarily based on the fact that subsequent to the merger transaction, Enjoy stockholders will have a majority of the voting power of New Enjoy, Enjoy will comprise all of the ongoing operations of New Enjoy, Enjoy will control a majority of the governing body of New Enjoy, and Enjoy’s senior management will comprise all of the senior management of New Enjoy. Accordingly, for accounting purposes, the merger transaction will be treated as the equivalent of Enjoy issuing shares for the net assets of MRAC, accompanied by a recapitalization. The net assets of Enjoy will be stated at historical cost. No goodwill or other intangible assets will be recorded. Operations after the merger transaction will be those of Enjoy.

LCH Transaction – In April 2021, to induce one of its stockholders, LCH Enjoir L.P. (“LCH”), to surrender to Enjoy certain of its rights in connection with the Merger, Enjoy entered into the Stockholder Contribution Agreement with Ron Johnson and the Stock Issuance Agreement with LCH. Pursuant to the Stockholder Contribution Agreement, immediately prior to the Closing, Mr. Johnson contributed a number of shares of the Company’s Common Stock equal to the quotient obtained by dividing $20.0 million by the product obtained by multiplying $10.00 by the exchange ratio calculated in accordance with the Merger Agreement used to determine that number of shares each share of the Company’s Common Stock will be exchanged for at the closing of the Merger (“Contributed Shares”). In October 2021, as detailed in the Stock Issuance Agreement, Enjoy issued a number of shares equal to the Contributed Shares to LCH.

COVID-19—A new strain of coronavirus that causes the disease known as COVID-19 was identified in late 2019 and spread globally. In March 2020, the World Health Organization declared the COVID-19 outbreak a pandemic. Our business was materially impacted by COVID-19 in several ways. Typically, Consumer interactions occur within their home. Social distancing protocols changed the way we interact with Consumers and our in-home visits fell to zero in the early stages of the pandemic. Depending on the geography during certain periods we had no in-home visits and these visits remained significantly below pre-COVID levels throughout 2020 and the first nine months of 2021. In addition, the Company furloughed employees in the U.K. beginning in April 2020 through August 2020 and again starting January 2021 through August 2021. These factors negatively impacted both Daily Mobile Store counts and Daily Revenue Per Mobile Store, as defined below. To protect our employees and Consumers, we implemented a variety of protocols to provide masks, cleaning supplies and other protocols that remain in place. The Company cannot at this time predict the specific extent, duration, or full impact that the COVID-19 pandemic will have on our financial condition and operations. The full impact of the COVID-19 pandemic on management estimates and the financial performance of the Company may depend on future developments, including the duration and spread of the outbreak and related governmental advisories and restrictions and the roll-out and effectiveness of the COVID-19 vaccine. In addition, the Company could see some limitations on employee resources that would otherwise be focused on operations, including but not limited to sickness of employees or their families, desire for employees to avoid contact with groups of people, and increased reliance on working from home.

2021 Convertible Loan—In April 2021, the Company entered into a convertible unsecured subordinated loan agreement to borrow up to $75.0 million (the “2021 Convertible Loan”) from new investors, certain existing investors and executives. The 2021 Convertible Loan is senior in right of payment to the Convertible Loan, but expressly subordinated in right of payment to the Blue Torch Loan. The 2021 Convertible Loan has several conversion options, including an optional conversion upon maturity and automatic conversion upon a merger with a special purpose acquisition company (“SPAC”) (“SPAC Transaction”). If a SPAC Transaction occurs on or prior to the maturity date and prior to payment in full of the principal amount, then the outstanding principal amount of the 2021 Convertible Loan and all accrued and unpaid interest will automatically convert into fully paid and nonassessable shares of our Common Stock immediately prior to the Closing at a price per share equal to 80% of the value assigned to each share of Private Enjoy Common Stock. The 2021 Convertible Loan incurs interest at 8% per annum and matures in April 2022. As of September 30, 2021, the Company borrowed $75.0 million under the 2021 Convertible Loan agreement. The 2021 Convertible Loan was converted to common stock upon Closing.

Restricted Stock Unit Grants—In June 2021, the Company granted restricted stock units (“June 2021 RSUs”) underlying approximately 2 million shares of the Company’s Common Stock under the 2014 Equity Incentive Plan. The June 2021 RSUs vest upon satisfaction of both service and performance-based vesting requirements. The service-based vesting requirements are satisfied as to 25% of the June 2021 RSUs on the first anniversary of the vesting commencement date, and the remaining 75% vesting in substantially equal quarterly installments for three years thereafter, subject to continued service through each vesting date. The performance-based vesting conditions were satisfied upon Closing.

In July 2021, the Company granted restricted stock units (“July 2021 RSUs”) underlying approximately 900,000 shares of the Company’s Common Stock under the 2014 Equity Incentive Plan. The July 2021 RSUs vest upon the satisfaction of service-based vesting conditions with 25% vesting on the first anniversary of the vesting commencement date, and the remaining 75% vesting in substantially equal quarterly installments for three years thereafter, subject to continued service through each vesting date.

Key Performance Metrics

We regularly review several metrics, including the following key metrics, to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions.

Daily Mobile Stores – Daily Mobile Stores represent the number of Mobile Stores we operate on a given day. This is calculated by dividing the total number of visit-serving Expert shifts in a given reporting period by the number of calendar days in that period. A visit-serving Expert shift is defined as an Expert that is scheduled to serve Consumers on a given day. We believe this is the primary measure of scale and growth of our retail footprint.

Daily Revenue Per Mobile Store – Daily Revenue Per Mobile Store is defined as the average daily revenue generated per Daily Mobile Store. This metric is calculated by dividing the revenue generated in a given reporting period by the product of Daily Mobile Stores and the number of days in that given reporting period. We believe growth in Daily Revenue Per Mobile Store is a key driver for increasing the Company’s profitability.

Mobile Store Profit (Loss) and Mobile Store Margin – Mobile Store Profit (Loss) is a measure prepared in accordance with GAAP and is defined as revenue less cost of revenue. Mobile Store Margin is Mobile Store Profit (Loss) as a percentage of revenue. We view this metric as an important measure of business performance as it captures Mobile Store profitability and provides comparability across reporting periods.

Segment Income (Loss) – Segment Income (Loss) is defined as revenue less cost of revenue, operational expenses directly related to each segment and excludes certain corporate expenses. We view this metric as an important measure of business performance as it captures Mobile Store and segment profitability and provides comparability across reporting periods.

Adjusted EBITDA – Adjusted EBITDA is defined as net loss adjusted for interest, taxes, depreciation and amortization, stock-based compensation expense and certain expenses not considered a core part of our operations. Adjusted EBITDA provides a basis for comparison of our business operations between current, past and future periods by excluding items that we do not believe are indicative of our core operating performance. Adjusted EBITDA is a non-GAAP measure. Refer to the “Non-GAAP Measures” section below for further discussion.

The following tables present our key performance metrics for the periods presented (in thousands except Daily Mobile Stores amounts):

	Three Months Ended September 30, 2021
	North America	Europe	Consolidated
Daily Mobile Stores	466	126	592
Daily Revenue Per Mobile Store	$379	$203	$342
Mobile Store Loss	$(5,752)	$(2,683)	$(8,435)
Mobile Store Margin	(35.4)%	(114.0)%	(45.4)%
Segment Loss	$(26,939)	$(8,088)
Adjusted EBITDA			$(43,152)

	Nine Months Ended September 30, 2021
	North America	Europe	Consolidated
Daily Mobile Stores	444	143	587
Daily Revenue Per Mobile Store	$403	$254	$367
Mobile Store Loss	$(11,400)	$(6,851)	$(18,251)
Mobile Store Margin	(23.3)%	(69.3)%	(31.0)%
Segment Loss	$(66,853)	$(21,402)
Adjusted EBITDA			$(112,310)

	Three Months Ended September 30, 2020
	North America	Europe	Consolidated
Daily Mobile Stores	316	142	458
Daily Revenue Per Mobile Store	$434	$288	$389
Mobile Store Loss	$(385)	$(954)	$(1,339)
Mobile Store Margin	(3.1)%	(25.3)%	(8.2)%
Segment Loss	$(15,772)	$(5,397)
Adjusted EBITDA			$(26,842)

	Nine Months Ended September 30, 2020
	North America	Europe	Consolidated
Daily Mobile Stores	294	112	406
Daily Revenue Per Mobile Store	$406	$308	$379
Mobile Store Loss	$(3,051)	$(2,613)	$(5,664)
Margin	(9.3)%	(27.6)%	(13.4)%
Segment Loss	$(45,869)	$(12,856)
Adjusted EBITDA			$(74,401)

Results of Operations

Components of Results of Operations

Revenue

Revenue consists of service fees paid to us by our Customers for bringing their products and services to Consumers. These fees are comprised of fixed service fees per visit and variable fees based on the sale of accessories, solutions and subscription services. The composition of these fees and the rate of services paid vary by Customer per the terms of our contracts with them. Our fees are reduced by chargebacks and consigned inventory that is lost, damaged or stolen. Chargebacks are based upon Consumer cancellation of services and subscriptions within a pre-specified timeframe.

Cost of revenue

Cost of revenue primarily consists of salaries, benefits and other expenses related to the Company’s Experts, fleet vehicle costs, and other expenses directly related to the performance of each Expert field visit. These expenses will increase in proportion to the growth of our Mobile Stores. We expect these expenses to decrease as a percentage of revenue for the next several years.

Operations and technology

Operations and technology expenses primarily consist of technology, facility and overhead costs directly related to the operation of our Mobile Stores. This includes lease and operating expenses for our warehouses, inventory management and storage, facility supplies, Experts recruiting fees, Experts on-boarding training costs, and depreciation expense. We also include costs for employees who directly or indirectly support our Experts, including supervisory and operations management, inventory management, fulfillment and research and development costs. We expect operations and technology expenses to increase in future periods to support our growth, including bringing on additional warehouse facilities and continuing to invest in technology improvements to support the selling experience for Consumers, selling tools for our sales professionals and to drive efficiency in our operations. These expenses may vary from period to period as a percentage of revenue, depending primarily upon when we choose to make more significant investments. We expect these expenses to decrease as a percentage of revenue over the next several years.

General and administrative

General and administrative expenses primarily consist of personnel-related expenses for our general corporate functions. This includes our leadership team, employees involved in finance, human resources, legal and workplace services, enterprise and financial information technology systems and marketing. We expect to increase general and administrative expenses as we grow our infrastructure to support operating as a public company and the overall growth in our business. While these expenses may vary from period to period as a percentage of revenue, we expect them to decrease as a percentage of revenue over the next several years.

Loss on convertible loans

Loss on convertible loans consists of the change in the fair value of our convertible loans. We will continue to record either income or expense as this value changes in each reporting period.

Interest income

Interest income consists of interest earned on our cash, cash equivalents and available for sale investments.

Interest expense

Interest expense includes mainly the interest incurred on our outstanding indebtedness, as well as amortization of deferred financing costs, mainly debt origination and commitment fees.

Other income (expense)

Other income (expense) during the periods presented consisted primarily of fair value gains and losses related to the issued stock warrants as well as gains and losses from foreign currency transactions.

Income tax provision

Our provision for income taxes consists primarily of state minimum taxes in the United States. We have a full valuation allowance for our net deferred tax assets primarily consisting of net operating loss carryforwards, accruals, and reserves. We expect to maintain this full valuation allowance for the foreseeable future.

Comparison of Results of Operations

Comparison of the Three and Nine Months Ended September 30, 2021 and 2020

The following table is a reference for the discussion that follows:

	Three Months Ended September 30,		Change
(dollars in thousands)	2021	2020	$	%
Revenue	$18,588	$16,393	$2,195	13.4%
Operating expenses:
Cost of revenue*	27,023	17,732	9,291	52.4%
Operations and technology*	24,179	18,549	5,630	30.4%
General and administrative*	13,480	8,359	5,121	61.3%

Total operating expenses	64,682	44,640	20,042	44.9%

Loss from operations	(46,094)	(28,247)	(17,847)	63.2%
Loss on convertible loans	(7,015)	—	(7,015)	N/M
Interest expense	(1,441)	(336)	(1,105)	N/M
Interest income	1	36	(35)	97.2%
Other income (expense), net	82	(164)	246	N/M

Loss before provision for income taxes	(54,467)	(28,711)	(25,756)	89.7%
Provision for income taxes	(95)	8	(103)	N/M

Net loss	$(54,372)	$(28,719)	$(25,653)	89.3%

	Nine Months Ended September 30,		Change
(dollars in thousands)	2021	2020	$	%
Revenue	$58,798	$42,218	$16,580	39.3%
Operating expenses:
Cost of revenue*	77,049	47,882	29,167	60.9%
Operations and technology*	64,934	47,173	17,761	37.7%
General and administrative*	36,378	25,174	11,204	44.5%

Total operating expenses	178,361	120,229	58,132	48.5%

Loss from operations	(119,563)	(78,011)	(41,552)	53.3%
Loss on convertible loans	(26,242)	—	(26,242)	N/M
Interest expense	(4,258)	(979)	(3,279)	334.9%
Interest income	5	275	(270)	(98.2)%
Other income (expense), net	378	(738)	1,116	N/M

Loss before provision for income taxes	(149,680)	(79,453)	(70,227)	88.4%
Provision for income taxes	117	22	95	431.8%

Net loss	$(149,797)	$(79,475)	$(70,322)	88.5%

*

The Company reclassified certain costs within each of its operating expense line items in the consolidated statements of operations. Prior period amounts have been reclassified to conform to this presentation. These changes have no impact on the Company’s previously reported consolidated net loss or cash flows for the periods presented.

N/M—Not meaningful

Revenue

Revenue for the three months ended September 30, 2021 compared to the respective prior period increased by $2.2 million, or 13.4%, primarily due to an increase in our Daily Mobile Store count of 458 to 592, an increase of 134. Daily Mobile Store count increased to meet demand in existing markets, and expansions to new markets.

North America revenue for the three months ended September 30, 2021 compared to the respective prior period increased $3.6 million, or 28.6%, primarily due to an increase in our Daily Mobile Store count of 150 stores from 316 to 466, partially offset by a decrease in our Daily Revenue Per Mobile Store of $55 from $434 to $379. The decrease in Daily Revenue Per Mobile Store was partially due to differences in the fee structure with a North American Customer, which was not in place in the current year period and product availability delays due to supply chain issues.

Europe revenue for the three months ended September 30, 2021 compared to the respective prior period decreased $1.4 million, or 37.6%, primarily due to a decrease in our Daily Revenue Per Mobile Store of $85 from $288 to $203 as a result of product availability delays due to supply chain issues.

Revenue for the nine months ended September 30, 2021 compared to respective prior period increased by $16.6 million, or 39.3%, primarily due to growth in demand in existing markets, expansions to new markets, and the addition of a new Customer in the United States. As a result, we increased our Daily Mobile Store count by 181, from 406 to 587.

North America revenue for the nine months ended September 30, 2021 compared to the respective prior period increased $16.2 million, or 49.4%, primarily due to an increase in our Daily Mobile Store count of 150 stores, from 294 to 444, partially offset by a slight decrease in our Daily Revenue Per Mobile Store of $3 from $406 to $403. The slight decrease in Daily Revenue Per Mobile Store was partially due to differences in the fee structure with a North American Customer, which was not in place in the current year period and product supply chain issue in the third fiscal quarter.

Europe revenue for the nine months ended September 30, 2021 compared to the respective prior period increased $0.4 million, or 4.2%, primarily due to an increase in our Daily Mobile Store count by 31 stores to 143 from 112, partially offset by a decrease in our Daily Revenue Per Mobile Store of $54, from $308 to $254. This decrease was primarily due to differences in the fee structure with a European Customer and product supply chain issues in the third fiscal quarter.

Cost of revenue

Cost of revenue for the three months ended September 30, 2021 compared to respective prior period increased $9.3 million, or 52.4%, primarily due to an increase in our Daily Mobile Store count of 134 stores from 458 to 592. Increased Daily Mobile Stores were driven by a higher number of Experts, resulting in higher total salary and benefit costs. A greater number of Daily Mobile Stores also increased expenses associated with vehicle leases, fuel, vehicle insurance and other direct expenses required to operate our Mobile Stores. Cost of revenue, as a percentage of revenue, increased to 145.4% for the three months ended September 30, 2021, compared to 108.2% for the respective prior period.

North America cost of revenue for the three months ended September 30, 2021 compared to respective prior period increased $9.0 million, or 69.0%, primarily due to an increase in our Daily Mobile Store count of 150 stores from 316 to 466. Increased Mobile Stores were supported by a higher number of Experts, resulting in higher total salary and benefit costs. A greater number of Daily Mobile Stores also increased expenses associated with vehicle leases, fuel, vehicle insurance and other direct expenses. Cost of revenue, as a percentage of revenue, increased to 135.4% for the three months ended September 30, 2021, compared to 103.1% for the respective prior period.

Europe cost of revenue for the three months ended September 30, 2021 compared to respective prior period increased $0.3 million, or 6.6%, primarily due to an increase in our Daily Mobile Store count by 31 stores to 143 from 112. Increased Daily Mobile Stores were driven by an expansion of our market coverage within the United Kingdom. Increased Daily Mobile Stores were supported by a higher number of Experts, resulting in higher total salary and benefit costs. A greater number of Mobile Stores also increased expenses associated with vehicle leases, fuel, vehicle insurance and other direct expenses. Cost of revenue, as a percentage of revenue, increased to 214.0% for the three months ended September 30, 2021, compared to 125.3% for the respective prior period.

Cost of revenue increased for the nine months ended September 30, 2021 compared to respective prior period $29.2 million or 60.9%, primarily due to an increase in our Daily Mobile Store count from 406 to 587. Increased Daily Mobile Stores were driven by a higher number of Experts, resulting in higher total salary and benefit costs. A greater number of Daily Mobile Stores also increased expenses associated with vehicle leases, fuel, vehicle insurance and other direct expenses required to operate our Mobile Stores. Cost of revenue, as a percentage of revenue, increased to 131.0% for the nine months ended September 30, 2021, compared to 113.4% for the respective prior period.

North America cost of revenue for the nine months ended September 30, 2021 compared to respective prior period increased $24.5 million, or 68.5%, primarily due to an increase in our Daily Mobile Store count by 150 stores from 294 to 444. We expanded our geographic market coverage within the United States and Canada and initiated services for a new Customer in the United States. Increased Mobile Stores were supported by a higher number of Experts, resulting in higher total salary and benefit costs. A greater number of Daily Mobile Stores also increased expenses associated with vehicle leases, fuel, vehicle insurance and other direct expenses. Cost of revenue, as a percentage of revenue, increased to 123.3% for the nine months ended September 30, 2021, compared to 109.3% for the respective prior period.

Europe cost of revenue for the nine months ended September 30, 2021 compared to respective prior period increased $4.6 million, or 38.4%, primarily due to an increase in our Daily Mobile Store count by 31 from 112 to 143. Increased Daily Mobile Stores were driven by an expansion of our market coverage within the United Kingdom. Increased Daily Mobile Stores were supported by a higher number of Experts, resulting in higher total salary and benefit costs. A greater number of Mobile Stores also increased expenses associated with vehicle leases, fuel, vehicle insurance and other direct expenses. Cost of revenue, as a percentage of revenue, increased to 169.3% for the nine months ended September 30, 2021, compared to 127.6% for the respective prior period.

Operations and technology

Operations and technology expenses for the three months ended September 30, 2021 compared to respective prior period increased $5.6 million, or 30.4%, primarily due to investments in our warehouse network to support our market expansions and our increased Mobile Store count. Total number of our warehouses increased by 4, from 82 to 86. The increase in the number of warehouses we operated increased our warehouse lease expenses, salaries and benefits associated with market-level Expert supervisory, training and development activities and facility investments. Expenses associated with developing the technologies that support our Mobile Store operations also increased as we expanded functions and features that support our global operations. Operations and technology expense as a percentage of revenue from the three months ended September 30,2021 increased to 130.1% compared to 113.2% for the respective prior period.

North America operations and technology expenses for the three months ended September 30, 2021 compared to respective prior period increased $5.0 million, or 43.8%, primarily due to investments to expand our warehouse network to support our market expansions and our increased Mobile Store count. The total number of our warehouses increased by 4, from 59 to 63, and we moved into larger warehouses in existing locations to accommodate growth. The increase in the number and size of warehouses we operated increased our warehouse lease expenses, salaries and benefits associated with market-level Expert supervisory staff, training and development activities and facility investments, partially offset by productivity improvements in fulfillment operations. Operations and technology expense in North America as a percentage of revenue for the three months ended September 30,2021 increased to 101.4% compared to 90.7% for the respective prior period.

Europe operations and technology expenses for the three months ended September 30, 2021 compared to respective prior period increased $0.3 million, or 8.0%, primarily due to increased headcount to support our market expansions. Operations and technology expense in Europe as a percentage of revenue for the three months ended September 30, 2021 increased to 178.3% in 2021, compared to 103.0% for the respective prior period.

Corporate operations and technology expenses for the three months ended September 30, 2021 compared to respective prior period increased $0.3 million, or 8.7%, primarily due to investments in the technology and data infrastructure that support our Mobile Stores.

Operations and technology expenses for the nine months ended September 30, 2021 compared to respective prior period increased $17.8 million, or 37.7%, primarily due to investments in our warehouse network to support our market expansions and our increased Mobile Store count. The total number of our warehouses increased by 4, from 82 to 86. The increase in the number of warehouses we operated increased our warehouse lease expenses, salaries and benefits associated with market-level Expert supervisory, training and development activities and facility investments. Expenses associated with developing the technologies that support our Mobile Store operations also increased as we expanded functions and features that support our global operations. These increases were partially offset by productivity improvements in fulfillment operations. Operations and technology expense as a percentage of revenue for the nine months ended September 30, 2021 decreased to 110.4% compared to 111.7% for the respective prior period.

North America operations and technology expenses for the nine months ended September 30, 2021 compared to respective prior period increased $12.1 million, or 39.4%, primarily due to investments to expand our warehouse network to support our market expansions and our increased Mobile Store count. The total number of our warehouses increased by 4, from 59 to 63, and we moved into larger warehouses in existing locations to accommodate growth. The increase in the number and size of warehouses we operated increased our warehouse lease expenses, salaries and benefits associated with market-level Expert supervisory staff, training and development activities and facility investments, partially offset by productivity improvements in fulfillment operations. Operations and technology expense in North America as a percentage of revenue for the nine months ended September 30, 2021 decreased to 87.3% compared to 93.6% for the respective prior period.

Europe operations and technology expenses for the nine months ended September 30, 2021 compared to respective prior period increased $4.8 million, or 63.9%, primarily due to investments to increased headcount to support our market expansions and our increased Mobile Store count. Operations and technology expense in Europe as a percentage of revenue for the nine months ended September 30, 2021 increased to 124.1% compared to 79.0% for the respective prior period.

Corporate operations and technology expenses for the nine months ended September 30, 2021 compared to respective prior period increased $0.9 million, or 10.0%, primarily due to investments in the technology and data infrastructure that support our Mobile Stores.

General and administrative

General and administrative expenses for the three months ended September 30, 2021 compared to respective prior period increased $5.1 million, or 61.3%, primarily due increased payroll and other related expenses of $1.7 million related to scaling the business and supporting market expansion, increased professional fees of $1.1 million associated with public company readiness and Form S-4 preparation, increased stock compensation expense of $0.8 million related to increased headcount, and increases of $0.7 million and $0.6 million of consulting and outside services and computer supplies, respectively, related to scaling the business and market expansion. General and administrative expense as a percentage of revenue for the three months ended September 30, 2021 increased to 72.5% compared to 51.0% for the respective prior period.

North America general and administrative expenses for the three months ended September 30, 2021 compared to respective prior period increased $0.8 million, or 20.1%, primarily due to an increase in operating staff to support scaling the business and market expansion. General and administrative expense as a percentage of revenue for the three months ended September 30, 2021 decreased to 29.1% compared to 31.2% for the respective prior period.

Europe general and administrative expenses for the three months ended September 30, 2021 compared to respective prior period increased $0.7 million, or 116%, increase in operating staff to support scaling the business and market expansion. General and administrative expense as a percentage of revenue for the three months ended September 30, 2021 increased to 51.5% compared to 14.9% for the respective prior period.

Corporate general and administrative expenses for the three months ended September 30, 2021 compared to respective prior period increased $3.7 million, or 96.0%, primarily due to increased professional fees associated with financing activities.

General and administrative expenses for the nine months ended September 30, 2021 compared to respective prior period increased $11.2 million, or 44.5%, primarily due to increased professional fees of $4.6 million associated with public company readiness and Form S-4 preparation, increased payroll and other related expenses of $3.8 million related to scaling the business and supporting market expansion, increased stock compensation expense of $1.7 million related to increased headcount, partially offset by decreases to other expenses. General and administrative expense as a percentage of revenue for the nine months ended September 30, 2021 increased to 61.9% compared to 59.6% for the respective prior period.

North America general and administrative expenses for the nine months ended September 30, 2021 compared to respective prior period increased $0.6 million, or 4.7%, primarily due to an increase in leadership and operating staff to support our market expansion and recruiting costs. General and administrative expense as a percentage of revenue for the nine months ended September 30, 2021 decreased to 26.0% compared to 37.2% for the respective prior period.

Europe general and administrative expenses for the nine months ended September 30, 2021 compared to respective prior period decreased $0.5 million, or 17.3%, due to various insignificant expense decreases. General and administrative expense as a percentage of revenue for the nine months ended September 30, 2021 decreased to 23.0% compared to 29.0% for the respective prior period.

Corporate general and administrative expenses for the nine months ended September 30, 2021 compared to respective prior period increased $11.1 million, or 108.4%, primarily due to increased professional fees associated with financing activities.

Loss on convertible loans

Loss on convertible loans was $7.0 million and $26.2 million for the three and nine months ended September 30, 2021, respectively, due to the mark-to-market adjustment based on the fair value of the long-term convertible loans, which were entered into during the fourth quarter of 2020 and during the nine months ended September 30, 2021.

Interest expense

Interest expense increased $1.1 and $3.3 million for the three and nine months ended September 30, 2021, respectively, compared to their respective periods primarily due to the November 2020 issuance of the Blue Torch Loan of $37.0 million.

Interest income

Interest income decreased $35 thousand and $0.3 million for the three and nine months ended September 30, 2021, respectively, compared to their respective periods primarily due to less interest on investments as they matured and were not replaced.

Other income (expense)

Other income (expense) increased $0.3 million and $1.1 million for the three and nine months ended September 30, 2021, respectively, compared to their respective periods primarily due to the change in fair value of the stock warrants and changes in foreign currency.

Provision for income taxes

The provision for income taxes decreased $0.1 million for the three months ended September 30, 2021 and increased $0.1 million for the nine months ended September 30, 2021.

Non-GAAP Measures

In addition to net loss, which is a measure presented in accordance with GAAP, management believes that Adjusted EBITDA provides relevant and useful information to management and investors to assess our performance. Adjusted EBITDA is a supplemental measure of Enjoy’s performance that is neither required by nor presented in accordance with GAAP. This measure is limited in its usefulness and should not be considered a substitute for GAAP metrics such as loss from operations, net loss, or any other performance measures derived in accordance with GAAP and may not be comparable to similar measures used by other companies.

Adjusted EBITDA represents net loss adjusted for interest, taxes, depreciation and amortization, stock-based compensation expense and certain expenses and income not considered a core part of our operations.

We believe that Adjusted EBITDA provides a meaningful understanding of certain aspects of earnings (loss) before the impact of investing and financing charges and income taxes. Adjusted EBITDA is useful to an investor in evaluating our performance because this measure:

•	Is widely used by analysts, investors and competitors to measure a company’s operating performance;

•	Is a financial measurement that is used by rating agencies, lenders, and other parties to evaluate our credit worthiness; and

•	Is used by our management for various purposes, including as a measure of performance and as a basis for strategic planning and forecasting.

The reconciliations of net loss to Adjusted EBITDA for the three and nine months ended September 30, 2021 are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands)	2021	2020	2021	2020
Net loss	$(54,372)	$(28,719)	$(149,797)	$(79,475)
Add back:
Interest expense	1,441	336	4,258	979
Other (income) expense	(82)	164	(378)	738
Provision for income taxes	(95)	8	117	22
Depreciation and amortization	1,056	939	2,945	2,270
Stock-based compensation	1,650	466	3,560	1,340
Loss on convertible loans	7,015	—	26,242	—
Transaction-related costs (1)	236	—	748	—
Deduct:
Interest income	(1)	(36)	(5)	(275)

Adjusted EBITDA	$(43,152)	$(26,842)	$(112,310)	$(74,401)

(1)	Consists of accounting and consulting fees related to public company readiness that did not qualify for capitalization under GAAP.

Liquidity and Capital Resources

To date, the Company has financed its operations through the issuance and sale of redeemable convertible preferred stock and through issuance of debt. The Company’s ultimate success is dependent on its ability to obtain additional financing and generate sufficient cash flow to meet its obligations on a timely basis. The Company will need to obtain debt or equity financing, to provide additional equity capital and liquidity. If the Company is unable to generate positive operating cash flows, additional debt and equity financings may be necessary to sustain future operations.

The following table presents the Company’s cash and cash equivalents, restricted cash, and accounts receivable, net, for the periods presented:

(in thousands)	September 30, 2021	December 31, 2020
Cash and cash equivalents	$28,709	$58,452
Restricted cash	5,494	5,494
Accounts receivable, net	2,552	4,544

Cash Flows

The following table presents cash provided by (used in) operating, investing, and financing activities during the periods presented:

	Nine Months Ended September 30,
(in thousands)	2021	2020
Net cash used in operating activities	$(114,051)	$(64,172)
Net cash (used in) provided by investing activities	(2,330)	16,654
Net cash provided by financing activities	87,023	7,030
Effect of exchange rate on cash, cash equivalents and restricted cash	(385)	22

Net decrease in cash, cash equivalents and restricted cash	$(29,743)	$(40,466)

During the nine months ended September 30, 2021, operating activities used $113.2 million of cash, resulting from our net loss of $149.8 million, offset by net cash provided by changes in our operating assets and liabilities of $3.3 million and net non-cash charges of $33.4 million. Net cash provided by changes in our operating assets and liabilities for the nine months ended September 30, 2021, consisted primarily of a $2.0 million decrease in accounts receivable, net an increase in accrued expenses and other current liabilities of $0.9 million, an increase in accounts payable of $0.7 million, offset by a $0.5 million increase in other assets. The decrease in accounts receivable is primarily due to timing of collection of invoices during the third quarter of 2021. The increase in accrued expenses and other current liabilities and accounts payable is due to salaries and wages as a result of increased headcount and timing of vendor payments. The increase in other assets is primarily associated with deposit payments for leased warehouse facilities and insurance. Non-cash charges consisted primarily of $26.2 million in fair market revaluation of our convertible loans, $2.9 million in depreciation and amortization expense, and $3.6 million in stock-based compensation.

During the nine months ended September 30, 2020, operating activities used $64.2 million of cash, resulting from our net loss of $79.5 million, partially offset by net cash provided by changes in our operating assets and liabilities of $10.9 million, and net non-cash charges of $4.4 million. Net cash provided by changes in our operating assets and liabilities for the nine months ended September 30, 2020, consisted primarily of a $8.4 million decrease in accounts receivable due to increased collections and a $3.2 million increase in accrued expenses and other current assets due to salaries and wages as a result of increased headcount and timing of vendor payments, along with other immaterial changes in operating assets and liabilities. Non-cash charges consisted primarily of $2.3 million in depreciation and amortization, $1.3 million in stock-based compensation, and $0.4 million in fair market revaluation of our warrant.

Investing Activities

During the nine months ended September 30, 2021, investing activities used $2.3 million of cash, resulting from the purchases of property and equipment.

During the nine months ended September 30, 2020, investing activities provided $16.7 million of cash, resulting from maturities of short-term investments of $25.7 million, partially offset by purchases of property and equipment of $5.8 million and purchases of short-term investments of $3.2 million.

Financing Activities

During the nine months ended September 30, 2021, financing activities provided $87.0 million of cash, resulting from proceeds from issuance of redeemable convertible preferred stock of $15.0 million, proceeds from issuance of debt obligations of $75.2 million, proceeds from exercise of stock options of $1.8 million, partially offset by payment of deferred transaction costs related to merger of $5.0 million.

During the nine months ended September 30, 2020, financing activities provided $7.0 million of cash, resulting from proceeds from exercise of stock options of $0.2 million, proceeds from the PPP loan of $10.0 million, partially offset by payments on the TPC loan of $3.2 million.

Financing Arrangements

Through November 12, 2021, the Company completed the following transactions, each of which has provided liquidity and cash resources.

Long Term Debt

Blue Torch Loan

In November 2020, the Company, as borrower, and the Company’s subsidiaries, as guarantors, entered into a first lien term loan agreement with Blue Torch Finance, LLC, as administrative agent and collateral agent, and certain affiliates of Blue Torch Capital LP, as lenders, to borrow a first lien term loan in an aggregate principal amount of $37.0 million (the “Blue Torch Loan”), net of $1.2 million in lender fees, collateralized by substantially all of the property and assets (tangible and intangible) of the Company and its subsidiaries and maturing in November 2023. The Blue Torch Loan incurs interest at one of two rates, (the “Reference Rate” or the “LIBOR Rate”), determined at the option of the Company, plus an applicable margin. The Reference Rate is calculated as the greatest of (i) 2.0% per annum, (ii) fluctuating interest rate per annum equal to the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System, as published on the next succeeding business day by the Federal Reserve Bank of New York, plus 0.50% per annum, (iii) the LIBOR Rate plus 1.0% per annum, or (iv) the interest rate last quoted by the Wall Street Journal as the “prime rate” or, if unavailable, the highest per annum interest rate published by the Federal Reserve Board in Federal Reserve Statistical Release H.15 (519) (Selected Interest Rates) as the “bank prime loan” rate. The LIBOR Rate is calculated as the greater of (i) LIBOR rate divided by 100% minus a reserve percentage or (ii) 1.0% per annum. The applicable margin is 9.0% per annum if the Company chooses the Reference Rate and is 10% per annum if the Company chooses the LIBOR Rate. The Blue Torch Loan had an effective interest rate of 14.9% for the nine months ended September 30, 2021.

The Blue Torch Loan may be prepaid in an amount equal to the outstanding principal and accrued interest plus an applicable premium of (i) if prepaid during the first year after the effective date, a make-whole amount equal to (x) the amount of interest that would otherwise have been payable to the lenders from the payoff date until the twelve month anniversary of the effective date, calculated using the Reference Rate or LIBOR Rate in effect on the payoff date, less (y) the amount of interest the lenders would have received from the payoff date until the twelve month anniversary of the effective date if the lenders had reinvested the prepaid principal amount at the U.S. treasury rate in effect on the payoff date, plus (z) 3.0% of the outstanding principal, (ii) if prepaid during the second year after the effective date, 2.0% of the outstanding principal, (iii) if prepaid during the third year after the effective date, 1.0% of the outstanding principal, and (iv) thereafter, 0%. In connection with Closing, the Company repaid the Blue Torch Loan in full.

TriplePoint Venture Growth BDC Corporation Loan

In September 2018, the Company entered into a loan and security agreement with TriplePoint Venture Growth BDC Corporation (“TriplePoint”), to provide a term loan of $10.0 million (the “TriplePoint Loan”), subject to certain nonfinancial covenants. The TriplePoint Loan bears interest at a rate of prime plus 5.25%. The principal and interest balances of the loan were repaid in November 2020, using in part, proceeds from the Blue Torch Financing.

The TriplePoint Loan had an effective interest rate of 13.9% for the year ended December 31, 2020. Interest expense for the nine months ended September 30, 2020, was $0.9 million.

Paycheck Protection Program Loan

In April 2020, the Company was granted a loan under the Paycheck Protection Program offered by the Small Business Administration under the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”), section 7(a)(36) of the Small Business Act (“PPP Loan”) for $10.0 million. The loan was provided by Newtek Small Business Finance, LLC and is evidenced by a promissory note and bears interest at 1% with no payments for the first six months and principal and interest payments thereafter. The loan is scheduled to mature in July 2023 and is subject to partial or full forgiveness if the Company uses all proceeds for eligible purposes, maintains certain employment levels, and maintains certain compensation levels in accordance with and subject to the CARES Act and the rules, regulations, and guidance.

The Company used all proceeds from the PPP Loan to maintain payroll and make payments for lease obligations and utilities. As of September 30, 2021, management accounted for the loan as a debt with accrued interest. Interest expense was $75 thousand and $46 thousand, respectively, for the nine months ended September 30, 2021 and 2020. In connection with the Closing, the PPP Loan was repaid in full.

Convertible Loans

In October 2020, the Company entered into a convertible unsecured subordinated loan agreement to borrow up to $50.0 million (the “Convertible Loan”) from certain existing investors and executives (the “Lenders”). This agreement was amended in December 2020 to increase the borrowing limit to $70 million, of which $43.7 million is outstanding as of September 30, 2021. The Convertible Loan has several conversion options, including automatic conversion upon a qualified financing of at least $75.0 million, an optional conversion upon a non-qualified financing, initial public offering (“IPO”) and an optional conversion upon maturity. The Convertible Loan also carries a mandatory repayment feature upon a change in control. The Convertible Loan accrues interest at 14% and matures in May 2024. The Company has elected to measure the Convertible Loan under the fair value option. Under the fair value option, the convertible loans will be measured at fair value in each reporting period until they are settled, with changes in the fair values being recognized in the Company’s consolidated statements of operations as income or expense. Debt issuance costs incurred in connection with the notes were expensed as incurred. As the convertible notes are carried at fair value in their entirety, further consideration of the embedded features in the convertible loan is not required.

In February 2021, the Company and its Lenders agreed to an amendment to the Convertible Loan to specify the treatment of the Convertible Loan should the Company merge with a Special Purpose Acquisition Company (“SPAC”), and subsequently become a publicly traded entity (“SPAC Merger”). In order to simplify the potential mechanics of a SPAC Merger in the future, among other reasons, the holders of the Convertible Loan agreed to specify that immediately prior to the closing of a SPAC Merger, the Convertible Loan would be automatically converted into the Company’s Common Stock at a conversion price equal to 90% of the value of the Company’s stock at such time. The modification of the Convertible Loan was treated as a debt extinguishment. As the substance of the transaction is a capital contribution from related parties, the resulting gain of $36.8 million was recorded to additional paid-in capital during the nine months ended September 30, 2021. The Convertible Loan was converted to Common Stock upon Closing.

In April 2021, the Company entered into an additional convertible unsecured subordinated loan agreement to borrow up to $75.0 million (the “2021 Convertible Loan”) from new investors, certain existing investors and executives. The 2021 Convertible Loan is senior in right of payment to the Convertible Loan, but expressly subordinated in right of payment to the Blue Torch Loan. The 2021 Convertible Loan has several conversion options, including an optional conversion upon maturity and automatic conversion upon a merger with a special purpose acquisition company (“SPAC”) (“SPAC Transaction”). If a SPAC Transaction occurs on or prior to the maturity date and prior to payment in full of the principal amount, then the outstanding principal amount of the 2021 Convertible Loan and all accrued and unpaid interest will automatically convert into fully paid and nonassessable shares of Enjoy’s Common Stock immediately prior to the closing of the SPAC Transaction at a price per share equal to 80% of the value assigned to each share of Enjoy’s Common Stock. The 2021 Convertible Loan incurs interest at 8% per annum and matures in April 2022. The Company borrowed a total of $75.0 million under the 2021 Convertible Loan agreement as of September 30, 2021. The 2021 Convertible Loan was converted to Common Stock upon Closing.

As of September 30, 2021, the fair value of the convertible loans was $151.0 million.

Equity

Redeemable Convertible Preferred Stock

In March 2021, the Company authorized and issued 3,953,194 shares of Enjoy Series C redeemable convertible preferred stock, for gross proceeds of $15.0 million. 153,473,639 shares of redeemable convertible preferred stock were outstanding as of September 30, 2021. The Redeemable Convertible Preferred Stock was converted to Common Stock upon Closing.

Blue Torch Loan Warrants

The Company issued warrants to Blue Torch and its affiliates to purchase up to 474,388 shares of the Company’s Common Stock, at an exercise price of $0.01 per share and a term of 10 years. The warrants became exercisable on the date of grant. These warrants are classified as equity and are expected to be exercised at the Closing. As of the issuance date, the warrants are recorded at their estimated fair value of $1.4 million as debt discount with an offset to additional paid-in capital. In connection with Closing, the Blue Torch Loan Warrants were exercised in full.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to a variety of market and other risks, including the effects of changes in interest rates, inflation and foreign currency, as well as risks to the availability of funding sources, hazard events, and specific asset risks.

Interest Rate Risk

The market risk inherent in our financial instruments and our financial position represents the potential loss arising from adverse changes in interest rates. As of September 30, 2021, we have interest bearing debt with a principal amount of $165.7 million.

Our Blue Torch Loan as of September 30, 2021 is a variable rate loan that accrues interest at a rate of interest based on LIBOR rate or the reference rate. The Reference Rate is calculated as the greatest of (i) 2.0% per annum, (ii) fluctuating interest rate per annum equal to the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System, as published on the next succeeding business day by the Federal Reserve Bank of New York, plus 0.50% per annum, (iii) the LIBOR Rate plus 1.0% per annum, or (iv) the interest rate last quoted by the Wall Street Journal as the “prime rate” or, if unavailable, the highest per annum interest rate published by the Federal Reserve Board in Federal Reserve Statistical Release H.15 (519) (Selected Interest Rates) as the “bank prime loan” rate. The LIBOR Rate is calculated as the greater of (i) LIBOR rate divided by 100% minus a reserve percentage or (ii) 1.0% per annum. The applicable margin is 9.0% per annum if the Company chooses the Reference Rate and is 10% per annum if the Company chooses the LIBOR Rate. As of September 30, 2021, the calculated interest rate is 14.9%. In connection with Closing, the Company repaid the Blue Torch Loan in full.

Based upon our interest rates as of September 30, 2021, a one percent (1%) increase subject to the floor in interest rates in our variable rate indebtedness would result in approximately $0.2 million in additional annual interest expense for each respective period.

Inflation Risk

The Company does not believe that inflation has had, or currently has, a material effect on its business.

Foreign Currency Risk

The Company is exposed to foreign currency risk due to operations conducted in Canada and the United Kingdom. The Company does not believe that changes in foreign currency has had, or currently has, a material effect on its business.

Emerging Growth Company

We are an emerging growth company, as defined in the JOBS Act. The JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards applicable to public companies, allowing them to delay the adoption of those standards until those standards would otherwise apply to private companies. Enjoy has elected to take advantage of some of the reduced regulatory and reporting requirements of emerging growth companies pursuant to the JOBS Act so long as it qualifies as an emerging growth company, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation, and exemptions from the requirements of holding non-binding advisory votes on executive compensation and golden parachute payments.